SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 01, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
September 30, 2006
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8242	9 - TELEPHONE 5582-8365	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8243	13 – FAX 5582-8804	14 - FAX 5582-8149
15 - E-MAIL libano.barroso@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8242	10 - TELEPHONE 5582-8365	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8243	14 – FAX 5582-8804	15 - FAX 5581-8149
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/06	12/31/06	3	07/01/06	09/30/06	2	04/01/06	06/30/06
9 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes						10 - CVM CODE 00418-9
11 - PARTNER RESPONSIBLE Pedro Augusto de Melo					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 09/30/06	Prior quarter 06/30/06	Same quarter in prior year 09/30/05
Paid-up capital
1 - Common	59,792	59,795	59,816
2 - Preferred	90,771	90,768	84,243
3 - Total	150,563	150,563	144,059
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	03/10/2006	180,290	26,381	Public Subscription	5,000,000	42.0000000000
02	04/06/2006	188,225	7,935	Public Subscription	1,503,879	42.0000000000
03	07/07/2006	675,000	486,775	Capital reserve	0	00,0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 09/30/06	4 - 06/30/06
1	Total assets	1,954,659	1,230,754
1.01	Current assets	986,327	665,144
1.01.01	Cash and cash equivalents	955,309	632,646
1.01.01.01	Cash	181	1,355
1.01.01.02	Cash Equivalents	955,128	631,291
1.01.02	Receivables	0	0
1.01.02.01	Accounts receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	31,018	32,498
1.01.04.01	Tax Credits	184	3,132
1.01.04.02	Dividends Receivable	27,584	27,584
1.01.04.03	Deferred Income Taxes and Social Contribution	1,371	1,782
1.01.04.04	Prepaid expenses	1,879	0
1.01.04.05	Other accounts receivable	0	0
1.02	Long-term receivables	7	0
1.02.01	Other receivables	7	0
1.02.01.01	Judicial deposits	7	0
1.02.02	Related parties	0	0
1.02.02.01	Affiliated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.02.03.01	Other accounts receivable	0	0
1.03	Permanent assets	968,325	565,610
1.03.01	Investments	968,325	565,610
1.03.01.01	Affiliated companies	0	0
1.03.01.02	Subsidiaries	968,325	565,610
1.03.01.03	Other	0	0
1.03.02	Property and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 09/30/06	4 - 06/30/06
2	Total liabilities and stockholders' equity	1,954,659	1,230,754
2.01	Current liabilities	3,908	509
2.01.01	Loans and financing	0	0
2.01.02	Debentures	3,349	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, charges and contributions	199	149
2.01.04.01	Taxes and tariffs	57	45
2.01.04.02	Management fees	142	104
2.01.04.03	Provision for income tax and social contribution on net income	0	0
2.01.05	Dividends payable	360	360
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	0	0
2.01.08.01	Other accounts payable	0	0
2.02	Long-term liabilities	509,022	536
2.02.01	Loans and financing	0	0
2.02.02	Debentures	508,486	0
2.02.03	Provisions	0	0
2.02.03.01	Provision for contingencies	0	0
2.02.04	Payables to related parties	536	536
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,441,729	1,229,709
2.05.01	Advancement for future capital increase	675,000	188,225
2.05.02	Capital reserves	102,855	589,630
2.05.03	Revaluation reserves	154,829	156,399
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	154,829	156,399
2.05.04	Revenue reserves	94,200	94,200
2.05.04.01	Legal	5,988	5,988
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	88,212	88,212
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Accumulated income (deficit)	414,845	201,255

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 07/01/06 to 09/30/06	4 -01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.01	Gross sales and/or services revenue	0	0	37	265
3.01.01	Other operating income	0	0	37	265
3.02	Deductions	0	0	(2)	(13)
3.03	Net sales and/or services revenue	0	0	35	252
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	35	252
3.06	Operating expenses/income	217,932	433,536	98,306	117,283
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(999)	(11,725)	(565)	(15,633)
3.06.02.01	Directors´ fees	(317)	(950)	(97)	(308)
3.06.02.02	Other general and administrative expenses	(682)	(10,775)	(468)	(15,325)
3.06.03	Financial	18,522	52,422	15,584	15,556
3.06.03.01	Financial income	23,856	60,682	15,004	17,159
3.06.03.02	Financial expenses	(5,334)	(8,260)	580	(1,603)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(179)	(538)	(179)	(1,162)
3.06.06	Equity in the earnings of subsidiaries	200,588	393,377	83,466	118,522
3.07	Operating income	217.932	433.536	98,341	117,535
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	217,932	433,536	98,341	117,535
3.10	Provision for income tax and social contribution	(5,218)	(12,478)	0	0
3.11	Deferred income tax	0	0	(5,073)	4,559
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	212,714	421,058	93,268	122,094
	Number of shares (thousand), excluding treasury stock	150,563	150,563	144,059	144,059

1 – Code	2 – Description	3 - 07/01/06 to 09/30/06	4 -01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
	Net income per share	1.41279	2.79656	0.64743	0.84753

04.01 – Explanatory notes

1 Operations

1.1 Objective

TAM S.A. (“TAM”) is a corporation created on May 12, 1997, whose main objective is to invest in companies which carry out air transportation activities. TAM S.A. maintains an investment in the subsidiary TAM Linhas Aéreas S.A. (“TLA”), a company which operates scheduled flights carrying passengers and cargo both nationally and internationally, in Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates scheduled flights in that country, as well as in Argentina, in Brazil, in Chile, in Uruguay and in Bolivia.

The TLA financial statements are consolidated with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On July 15, 2005, following the issue of a supplementary lot of shares, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange – BOVESPA. Its main objective was to raise funds to acquire or lease aircraft to renew and increase its fleet, in line with the strategy of consolidating and increasing its leadership in the domestic market and selectively expanding its participation in the international market. With the same objective, on March 10, 2006 the Company made a further Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, from the exercise of a supplementary lot of shares as permitted by the Preferencial Share Distribution agreement.

1.2 Risk Factors and its management

As a result of its activities, the Company´s administration takes risks inherent to its operations, related to the market, legislation, reputation, operational and management systems, solvency, credit risks, liquidity, exchange variations, utilization of guarantees, mortgages and liens etc. as well as risks outside of its control such as moratoriums, the partial or total closing of markets, changes in monetary policy and sovereign risk.

The monitoring of theses risks is the responsibility of Company management who use techniques, analyses and controls which envisage the minimization of their effects, but which cannot however guarantee the total elimination of the risks to which the Company is subject.

2 Presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, the regulations issued by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency – ANAC, (formerly the Civil Aviation Department - DAC).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s interim financial information meets the additional requirements of the Level 2 corporate governance practices.

3 Significant accounting practices

(a) Income statement

Income and expenses are recognized on the accrual basis, as follows:

i. Air transportation revenues are recognized when transportation services are rendered;

ii. Tickets sold but not used are classified as "advances from ticket sales" and are registered as current liabilities; and

iii. Other operational income from sales and/or services represents fees from changing flight reservations, sub-leasing of airplanes, partnerships with the Fidelity program for frequent flyers (TAM Fidelity Program), tickets cancelled on expiry and other services, which are recognized when the service is provided.

(b) Accounting estimates

The accounting estimates, which are reviewed quarterly, were based on objective factors and management’s judgement to determine the appropriate amounts to be recorded in the interim financial information. Significant items subject to these estimates and assumptions include among others the residual value of property, plant and equipment, allowance for doubtful accounts, allowance for inventory losses, deferred income tax assets, provision for contingencies, valuation of derivative instruments, assets and liabilities related to employees’ benefits and liabilities arising from the frequent flyer program.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies, including those belonging to subsidiaries based abroad, were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.

(d) Current and long-term assets

• Financial investments

Financial investments are recorded at cost plus income accrued up to the balance sheet date.

• Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

• Inventories

Inventories, consisting substantially of parts and materials to be used in maintenance and repair services, are stated at the average cost of purchase, which is lower than replacement cost. Additionally, inventories are reduced by provision for losses with obsolete items, when applicable.

• Other current and non-current assets

Stated at their net realizable value.

(e) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated interim financial statements, the balance has been reclassified as "Deferred Assets".

Negative goodwill is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated interim financial statements, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, increased due to the revaluation of certain asset types. Depreciation is provided using the straight-line method at rates described in Note 11, which take into account the estimated useful lives of assets.

• Deferred charges

Deferred income in the consolidated financial statements substantially comprises goodwill arising on the acquisition of TLA.

(f) Current and long-term liabilities

Stated at the known or estimated amounts, plus, when applicable, the corresponding charges and/or monetary and exchange rate variations incurred up to the balance sheet date.

(g) Provisions

Provisions are recognized in the balance sheet when the Company has obligations of a legal nature or arising as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimate of risks involved.

(h) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the associated service is carried out or when the tickets expire.

(i) Benefits to employees

The subsidiary TAM Linhas Aéreas S.A sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation 371/00, the Company recognized the actuarial liability existing in 2001 and is amortizing it over a period of five years. For subsequent periods, obligations are recognized when incurred.

(j) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the effective rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(k) Leasing

Leases are recorded as follows:

Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an asset against current and long-term leasing obligations;

Operating leases - Refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(l) Financial instruments

The subsidiary TLA has operations involving financial instruments with the objective of reducing its exposure to exchange rates and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Gains and losses on these operations are recorded based on the updated values as per the curve of the bond or instrument, as positions are maintained until their due date.

(m) TAM Fidelity program

The Company sponsors a program to reward frequent flyers (TAM Fidelity program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Fidelity credit card, or by using services and products furnished by TAM´s partners.

On September 30, 2006, subsidiary TLA's customers have earned points which have still not been utilized.

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Fidelidade program.

Until the end December 2005, such amounts were set out in an Explanatory Note and recorded as incurred.

The effect of this change – in the amount of R$ 8,919 – was recorded directly to Shareholders' Equity under Retained Earnings, net of the tax effect of R$ 4,597.

Income arising from TAM's partners on the program is recorded as received.

(n) Consolidated interim financial information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous period and year.

The quarterly financial information of consolidated subsidiaries, except for that relating to the exclusive investment funds, has been reviewed by independent auditors, who have issued unqualified review reports.

The consolidated interim financial information includes the interim financial information of TAM S.A. and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	interim financial
	information	09.30.2006	06.30.2006

TAM Linhas Aéreas S.A.	09.30.2006	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	09.30.2006	99.99	99.99
Transportes Aéreos del Mercosur S.A.	08.31.2006	94.98	94.98

The quarterly financial information of TAM Linhas Aéreas S.A., which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiary Fidelidade Viagens e Turismo Ltda.

Description of main consolidation procedures:

i. Elimination of intercompany asset and liability account balances;

ii. Elimination of investment in the capital, reserves and retained (or negative) earnings of subsidiaries;

iii. Elimination of intercompany income and expense balances;

iv. Identification of minority interests in the consolidated interim financial information;

v. The revaluation of Mercosur’s fixed assets has been considered in the consolidated interim financial information, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

vi. The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary.

vii. The company consolidated its investments in the “Exclusive Investment Funds” in its interim financial information as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 4.

(o) Supplementary information

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows and added value statement, as supplementary information.

• Cash flow

Prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected cash and financial investment, as demonstrated in Attachment I (Note 31).

• Added value

Prepared in accordance with CVM guideline 24/92 and CVM Official Circular 01/00. The standard used is that proposed by NBCT 3.7 from the Federal Accounting Council, and presents the added value created by the Company and the manner in which this wealth was distributed between employees, the Government, external financers and shareholders, as demonstrated in Attachment II (Note 32).

4 Financial investments - Consolidated

		Parent Company			Consolidated

	Interest income
	(average
	weighted)	09.30.2006	06.30.2006	09.30.2006	06.30.2006

In local currency
Investment funds		883,395	564,696	14,387	524,048
Bank deposit	100.5% to 108.0%
certificates – CDB	of CDI (101.8% of
	CDI			161,215	178,176
Variable income bonds
Fixed Interest	13.6% p. a. to
	13.9% p.a. (13.7%
	p.a.)			1,185,092	389,918
Variable	99.9% to 136.0%
	of CDI (105.7% of
	CDI)	71,733	66,595	451,489	255,539
Variable (inflation-	IPCA + 9.0% to
linkes - IPCA)	9.6%( 9.5% p.a.)			219,222
Variable	IGPM + 10.5% p.a.				14,952
Overnight				19,557	34,256
Debentures	100.0% to 103.5%
	of CDI (101.6% of
	CDI)			38,584	32,526
Variable income funds
and shares.				16,887
Others				199	757

		955,128	631,291	2,106,632	1,430,172

In foreign currency
Fixed income funds				23,753	19,726

		955,128	631,291	2,130,385	1,449,898

Exclusive investment funds

			Investment by

	Net Equity		Parent Company

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Spitfire II Fundo de
Investimento em Cotas de
Fundos de Investimento
Multimercado	2,043,419		883,395
Spitfire Fundo de
Investimento em Quotas de
Fundos de Investimento
Multimercado		506,166		221,808
Credit Suisse Fairchild Fundo
de Investimento em Quotas
de Fundo de Investimento
em Multimercado de Longo
Prazo		425,802		171,059
Fundo de Investimento em
Quotas de Fundos de
Investimento Multimercado
High Class		493,013		171,829

Total	2,043,419	1,424,981	883,395	564,696

Through the above investment funds, indirect investment was made in the following funds:

  Constellation Fundo de Investimento;
  Credit Suisse 14 BIS Fundo de Investimento em Quotas de Fundo de Investimento em Multimercado de Longo Prazo;
  Fundo de Investimento Multimercado First Class;
  Stearman Fundo de Investimento Multimercado;
  Cruiser Fundo de Investimento Multimercado;
  Tucano Fundo de Investimento Multimercado.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

Investments can be redeemed at any time without loss of revenue.

5 Trade accounts receivable – Consolidated

(a) Breakdown of balance

	09.30.2006			06.30.2006

	Domestic	International	Total	Total

Credit cards	474,609	10,344	484,953	437,903
Travel agencies	246,677	23,970	270,647	242,209
Account holders	24,372	7,939	32,311	31,526
Other airlines	10,869	31,314	42,183	43,546
Cargo agencies	4,397	9,559	13,956	10,896
Post-dated checks	14,380		14,380	17,607
Others	88,134	21,218	109,352	72,613

Total	863,438	104,344	967,782	856,300

Allowance for doubtful
accounts	(41,012)	(5,208)	(46,220)	(43,341)

Total	822,426	99,136	921,562	812,959

The item “Others” substantially accounts receivable from sublease operations and barter transactions.

(b) Aging list – Receivables by due date

At September 30, 2006, trade receivables by due date were as follows:

	09.30.2006	06.30.2006

Not yet due	863,458	755,976
Overdue
Up to 60 days	22,971	19,709
From 61 to 90 days	5,361	6,327
From 91 to 180 days	19,213	19,027
From 181 to 360 days	18,474	7,293
Over 360 days	38,305	47,968

	967,782	856,300

(c) Changes in the allowance for doubtful accounts

	09.30.2006	06.30.2006

Balance at the beginning of the period	26,388	24,051
Increases (recorded as sales expenses) in the period	28,903	20,598
Recovered in the period	(9,071)	(1,308)

Balance at the end of the period	46,220	43,341

6 Inventories - Consolidated

	09.30.2006	06.30.2006

Spare parts and material for repairs and maintenance	105,708	107,420
Other inventories	8,982	20,526

Total	114,690	127,946

Provision for loss on realization	(11,639)	(12,233)

Total	103,051	115,713

The item “other inventories” include substantially uniform, stationary and catering items.

7 Advances to aircraft manufacturers - Consolidated

The Company makes contractual pre-payments to AIRBUS Industrie, as part of its program to acquire A-320 and A-350 aircraft. Amounts outstanding at September 30, 2006 amounted to R$ 204,714 (06.30.2006 - R$ 164,296), equivalent to US$ 94,156 thousand (06.30.2006 – US$ 75,912 thousand).

The amounts disbursed are reported as advances and classified as current assets, since the subsidiary Company TLA is guaranteed reimbursement of these prepaid amounts when the aircraft are delivered by the manufacturer in the coming year and the consequent formality of contracting a loan or lease is effected. Furthermore, in order to meet the timetable of payments as set out in the contracts, promissory notes were offered as guarantees by the Company, which at September 30, 2006, amounted to US$ 57,271 thousand (06.30.2006 - US$ 57,689 thousand).

8 Deposits in guarantee - Consolidated

Deposits and collateral in guarantee associated with the lease contracts for aircraft and turbines are stated based on the U.S. dollar exchange rate, with interest of LIBOR plus a spread of 1% per annum. The terms for redemption of the deposits and collateral are defined in the lease agreements.

9 Investments in subsidiaries

(a) Composition of balances

	Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Investments in subsidiaries	978,528	575,634
Goodwill (negative goodwill) on
acquisition of subsidiaries	(10,203)	(10,024)
Other investments			71	70

	968,325	565,610	71	70

(b) Information on subsidiaries

	09.30.2006			06.30.2006

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2,064,602	87,653
Held	2,064,602	83,253
Percentage participation	100.00	94.98

Shareholders’ equity and
advances for capital increase	930,953	50,090
Net income
for the quarter	195,228	5,643
for the period	379,982	14,103
Book value of investment	930,953	47,575	978,528	575,634
Equity in earnings
for the quarter	195,228	5,360	200,588	85,376
for the period	379,982	13,395	393,377	192,790

During the quarter the Company initiated a process to capitalize its subsidiary TLA by means of advances for future capital increase. An increase of R$ 508,000 has been approved of which advances of R$ 203,000 had been made by September 30,2006.

10 Related party transactions

	09.30.2006					06.30.2006

		TAM	Transportes	Fidelidade
		Linhas	Aéreos del	Viagens e
		Aéreas	Mercosur	Turismo
	TAM S.A.	S.A.	S.A.	Ltda.	Total	Total

TAM S.A.

Dividends receivable		27,584			27,584	27,584
Long-term payables –
intercompany loans		(536)			(536)	(536)
Advance for capital
increase (AFAC)		203,000			203,000

TAM Linhas Aéreas
S.A.
Accounts receivable			1,586	42,069	43,655	45,672
Long-term receivables –
intercompany loans	536				536	536

Dividends payable	(27,584)				(27,584)	(27,584)
Other operating income			14,720		14,720	9,677
Advance for capital
increase (AFAC)	(203,000)				(203,000)

Transportes Aéreos
del Mercosur S.A.
Cost of services
rendered		(14,720)			(14,720)	(9,677)

Accounts payable
(deposit as
guarantee)		(1,586)			(1,586)	(1,708)

Fidelidade Viagens e
Turismo Ltda.
Accounts payable		(42,069)			(42,069)	(43,964)

	(230,048)	171,673	16,306	42,069

During the third quarter of 2006, the subsidiary TLA received R$ 969 (09.30.2005 - R$ 1,572) from Táxi Aéreo Marília S.A. (“Marília”), as a reimbursement of costs for using a small part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TLA.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract establishes a monthly fee, which in the quarter ended September 30, 2006 totalled R$ 3,517 (09.30.2005 – R$ 4,254) and was recorded as “Administrative expenses”.

11 Property, plant and equipment – consolidated

(a) Breakdown of balance

	09.30.2006			06.30.2006

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates- %

Flight equipment	752,164	(326,569)	425,595	425,068	3 to 10
Buildings	210,695	(11,417)	199,278	177,017	1.73 to 3
Computers and software	91,259	(38,514)	52,745	43,350	20
Machinery and equipment	62,838	(29,737)	33,101	33,360	10
Furniture, fixtures and
facilities	21,230	(11,456)	9,774	9,753	10
Vehicles	33,638	(26,498)	7,140	7,528	20
Construction in progress	35,926		35,926	51,697
Other	25,811	(10,970)	14,841	14,735	4 to 20

	1,233,561	(455,161)	778,400	762,508

The line “Flight equipment” includes, motors and spare parts. “Others” principally comprises improvements carried out to the runway at the São Carlos Technology Center.

The weighted annual average rate of depreciation for flight equipment is 8.64% , for buildings it is 2.77% and for others it is 6.13% .

Mortgages were taken out on property and property improvements of subsidiary TLA in the amount of R$ 110,499, to guarantee some loans (see note 12).

(b) Revaluation ( Nota20(c))

The subsidiary company TLA, continued to adopt the accounting criteria of “Revalued market value". Independent experts (Engeval Engenharia de Avaliações S/C Ltda.) issued an appraisal report at November 30, 2005 which was subsequently approved at an Extraordinary General meeting - AGE, held on December 28, 2005. The new revaluation, which included airplane engines and property, was recorded. This revaluation resulted in an increase in property, plant and equipment of R$ 35,963 (R$ 25,577 net of the provision for income tax and social contribution, as required by CVM Deliberation 273/98). The revaluation includes the replacement value of assets, under the same conditions in which they are identified. Consequently, when applicable, new estimates of the useful lives of these items were determined.

The subsidiary Mercosur, in accordance with accounting practices adopted by the Company, revaluated its aircraft and property balances at November 30, 2005, in accordance with an appraisal report issued by independent experts. This revaluation resulted in an equity increase, in the parent company, of R$ 2,152. The valuations include the replacement value of assets, under the same conditions in which they were found.

As required by CVM Deliberation 183/95, realization of the revaluation reserve was charged to retained earnings, and amounted to R$ 876 for the quarter ended September 30, 2006, (06.30.2006 - R$ 915).

12 Loans and financing – Consolidated

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	09.30.2006	06.30.2006

Local
currency

Leasing of IT	Promissory note	2.42% to 20.23%	Monthly until
equipment	R$ 12,999	p.a.(15.11% p.a.)	2009	16,104	4,622

Leasing of IT	Promissory note	CDI + 0.36% to 3.0% p.a.	Monthly until
equipment	R$ 19,418	(4.29% p.a.)	2009	21,233	23,411

	Lien over assets
FINEM – Sub	and accounts	TJLP + 4.5% p.a.	Monthly until
credit A	receivable	(6.45% p.a.)	2011	68,614	68,213

	Lien over assets	Basket of currencies
FINEM – Sub	and accounts	BNDES + 3.50%	Monthly until
credit B	receivable	p.a.(3.54% p.a.)	2012	11,036	11,144

	Promissory notes		Monthly until
Compror	of R$ 32,098	14.21% p.a.	2006	53,077	68,220

	Promissory notes	TJLP + 5.5% to 10.5%	Monthly until
Others	of R$ 6,995	p.a. (12.15% p.a.)	2011	6,538	6,719

Total in local currency				176,602	182,329

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	09.30.2006	06.30.2006

Foreign currency

	Promissory note	Annual LIBOR +
	USD 21,520	0.72% to 6.32%
FINIMP	thousand	p.a.(6.28% p.a.)	Annual until 2009	137,681	121,520

	Guarantee	Quarterly LIBOR+	Six-monthly until
Working capital - IFC	deposit	3% p. a. (8.4% p.a.)	2012	37,981	37,073

Leasing		Fixed instalments of	Monthly until
renegotiation	Letter of guarantee	US$ 53	2022	14,390	14,459

Financing -		Monthly LIBOR +
Machinery and	Guarantee	5% p.a.	Monthly until
equipment	deposit	(9.8% p.a.)	2008	2,082	2,554

	Promissory notes
	USD 3,165	Fixed interest 8.5%	Six-monthly until
Others	thousand	p.a. (8.5% p.a.)	2006	413	411

	Promissory notes	Semi-Annual LIBOR
	USD 2,252	+ 2.5%	Six-monthly until
Others	thousand	p.a.(2.5%p.a.)	2006	335	334

		Fixed rate of	Monthly until
Others	Lien on goods	8.5% p.a	2007	17	19

Total in foreign currency				192,899	176,370

Total in local and foreign currency				369,501	358,699

Current				(112,161)	(117,988)

Non-current				257,340	240,711

Abbreviations:
FINIMP – Import Financing
FINAME – Government agency financing for machinery and equipment
TJLP – Long term interest rate
CDI – Interbank deposit rate

Long-term amounts fall due as follows:

Year	09.30.2006	06.30.2006

2007	33,388	42,506
2008	72,417	67,702
2009	92,471	71,282
2010	23,238	22,640
2011	21,650	22,431
2012	4,036	4,229
After 2012	10,140	9,921

	257,340	240,711

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, of which US$ 33 million will be used as advances to aircraft manufacturers for aircraft to be acquired for its fleet and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. Contracts permitting liens on equipment and contracts giving liens on accounts receivable have been offered to secure the loan.

13 Financial leases - Consolidated

		Monthly
	Financial interest	payments with
	(weighted average)	final due date in	09.30.2006	06.30.2006

Foreign currency

Airbus 319/Airbus 320	Semi-annual LIBOR +
engines	1.5% p.a.(7.23% p.a.)	2015	48,357	49,789
Airbus 330 engines	Monthly LIBOR +
and spare parts	1.5% p.a.(6.74% p.a.)	2009	6,511	6,817
Installments of
renegotiated	Monthly LIBOR
operational leases	(6.29%p.a.)	2017	25,164	26,353
	Semi-annual LIBOR +
	1.25% to
	2.1% p.a.(6.2%p.a.)	2011	91,102	100,307
	Quarterly LIBOR +
	1.75% p.a (8.5%p.a.)	2009	6,196	8,625
	Fixed interest of from
	1.12%p.a.	2009	6,308	7,618

Total			183,638	199,509

Current			(77,788)	(81,576)

Non-current			105,850	117,933

The lease obligations above are guaranteed by a letter of credit issued by the Company.

Long term amounts fall due as follows, per year:

Year	09.30.2006	06.30.2006

2007	9,196	21,685
2008	29,522	28,999
2009	27,537	27,592
2010	13,923	13,614
2011	10,168	11,820
2012	5,944	4,708
After 2012	9,560	9,515

	105,850	117,933

14 Commitments

(a) Operating leases – Consolidated

The subsidiary TLA has operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet, because the contracts do not include purchase options for 22 Fokkers 100, 13 Airbus A319, 45 Airbus A320 and 10 Airbus A330 (06.30.2006 - 22 Fokker 100, 13 Airbus A319, 41 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are restated based on the U.S. dollar exchange rate variation, plus LIBOR. In the quarter ended September 30, 2006, expenses with lease contracts recognized in the consolidated statement of income as "Cost of services rendered" amounted to R$ 189,143 ( third quarter of 2005 – R$ 157,967), equivalent to US$ 87,127 thousand ( third quarter of 2005 – US$ 67,929 thousand).

			In thousands of US dollars

	Financial interest (weighted	Monthly payments
	average)	with final payment in	09.30.2006	06.30.2006

	Monthly LIBOR (6.9% p.a.)	2014	103,782	90,904
	Quarterly LIBOR (5.5% p.a.)	2009	16,439	19,584
	Semi-annual LIBOR + 5.25%
Airbus	p.a. to 7.19% p.a.
A319	(6.9% p.a.).	2020	182,148	186,617

	Fixed interest 4.0% p.a.	2013	57,396	48,807
	Monthly LIBOR(6.3% p.a.)	2013	142,242	131,122
	Quarterly LIBOR + 5.4% p.a. to
	7.3% p.a. (5.8% p.a.)	2021	401,571	338,230
Airbus	Semi-annual LIBOR+4.4% p.a.
A320	to 7.3% p.a.(6.3% p.a.)	2020	359,632	370,637

	Semi-annual LIBOR + 4.6% p.a.
Airbus	to 7.6% p.a.
A330	(6.5% p.a.)	2020	698,924	691,488

	Fixed interest 1.12% p.a.
	to 2.00% p.a.(1.2% p.a.)	2011	76,790	82,117
	Semi-annual
Fokker	LIBOR 5.3% p.a. to 5.6% p.a.
100	(5.5% p.a.)	2007	9,785	11,370

	Fixed interest 0.92% p.a.
	to 1.01% p.a.(0.95% p.a.)	2007	1,161	1,659
Airbus	Semi-annual LIBOR
Engines	(5.8% p.a.)	2014	9,333	8,995

			2,059,203	1,981,530

All the above operations are guaranteed by letters of guarantee.

Future disbursements on these contracts, per year of maturity, are summarized below:

	In thousands of US dollars

Year	09.30.2006	06.30.2006

2006	82,555	149,234
2007	306,945	281,351
2008	281,184	257,901
2009	251,634	229,557
2010	241,132	220,259
2011	222,554	236,096
2012	210,658	181,458
After 2012	462,541	425,674

	2,059,203	1,981,530

(b) Commitments for future aircraft acquisition

The subsidiary TLA has commitments to purchase 5 new Airbus 320 “family” aircraft, which have delivery schedules between 2006 and 2008. At the time of delivery, new leasing operations will be contracted.

During the second quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010. It is intended to use them on domestic routes.

In the second quarter of 2006 the Company signed a Memorandum of Understanding signalling its intention to aquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010.

The Company also signed a firm contract to purchase 10 A350-900 with an additional 5 options subject to certain future operational conditions. The A350s will start to be delivered at the end of 2012. They will have a 3-class configuration and will be used for the long-distance routes of the international market, replacing the A330 aircraft which currently operate the routes to Miami ,New York and Paris.

15 Reorganization of the Fokker 100 Fleet

As a result of the process of reorganization of the Fokker 100 fleet, on December 19, 2003, the subsidiary TLA cancelled 19 leasing contracts, of which ten were financial leases and nine were operating leases. As a result, the subsidiary TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was fully recognized in the statement in 2003. The installments are payable quarterly and letters of guarantee were offered by the Company.

TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2005, fourteen aircrafts had been returned in conformity with the original schedule. In January 2005, an amendment to the contract was signed extending the timeframe for the return of the last 5 aircraft from April to December 2006.

At September 30, 2006, the total commitment amounts to R$ 74,732 (06.30.2006 - R$ 78,619), equivalent to US$34,372 thousand (06.30.2006 - US$ 36,325 thousand), of which R$ 8,139 (06.30.2006 - R$ 9,619) was recorded in current liabilities (Other accounts payable).

Long-term maturities have the following distribution:

	Consolidated

Year	09.30.2006	06.30.2006

2007	2,723	5,224
2008	12,874	12,791
2009	17,139	17,030
2010	19,425	19,300
2011	14,432	14,655

	66,593	69,000

16 Advances from ticket sales

At September 30, 2006, the amount recorded as “Advances from ticket sales” is represented by 2,162,203 (06.30.2006 – 2,022,863) ticket coupons sold, but not used.

Based on the average number of passengers transported in the quarter ended September 30, 2006, the quantity of tickets sold and unused at September 30, 2006 represents 29 days of passenger travel.

17 Provision for contingencies and judicial deposits- Consolidated

Management of the subsidiaries TLA and Mercosur recorded provisions for the total amount being disputed in court for those cases where the Company’s attorneys judge the probable outcome is likely to be unfavorable, or for those amounts which are disputed in court and the discussion is based on laws or decrees or where court decisions in similar cases have proved unfavorable.

As of September 30, 2006, the provision for contingencies together with deposits into court in connection with these disputes is detailed as follows:

	09.30.2006			06.30.2006

	Provision for	Judicial
	contingencies	deposits	Net	Net

Taxes
COFINS (i)	331,818	(28,204)	303,614	288,702
PIS (i)	81,800	(9,060)	72,740	72,852
Additional tariff (ii)	227,936		227,936	203,677
Withholding income tax (IRRF) on
leases	11,698		11,698	11,457
Staff fund (iii)	46,480		46,480	42,807
ISS service tax		(597)	(597)	(583)
Income tax		(3,164)	(3,164)	(3,164)

	699,732	(41,025)	658,707	615,748

Labor	5,010	(8,308)	(3,298)	(4,739)
Civil	21,580	(6,260)	15,320	15,336

	726,322	(55,593)	670,729	626,345

Abbreviations:
COFINS: Contribution for Social Security Financing
PIS: Social Integration Program
ISS – Tax for service rendued

(i) Corresponds to the discussion of the constitutionality of Law 9718/98, which changed the taxation basis of PIS and increased the rate and calculation basis of COFINS. Judicial deposits were made for the period from June 1997 to April 1999. For the months in which no deposits were made, the subsidiary TLA has obtained a preliminary injunction. These amounts, net of their related judicial deposit, are being updated by the SELIC interest rate. The amount under discussion as of September,30 2006 was R$ 61,181 (06.30.2006 – R$ 59,938), of which R$ 5,982 (06.30.2006 – R$ 5,868) has been paid to the tax authorities or into court and would be refundable or compensated against other taxes payable were a decision favourable to the Company to be given.

(ii) A 1% charge on the amount of fares of all tickets sold for regular domestic lines which are not supplemented. Management of subsidiary TLA, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii) Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. Management of TLA, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

(iv).Judicial deposits are at amounts in excess of the relevant provisions because they include amounts withheld under judicial measures and judicial deposits on processes not included in the provision which is constituted under CVM Guidance No. 15/87.

18 Debentures

The outstanding balance per issue is set ou below:

Date	Series	Quantity	Amount	09.30.2006	06.30.2006

TAM S.A.
August 01, 2006	exclusive	50,000	10,000	511,834

TLA
April 22, 2003	first	473,006	47,301	23,283	26,375
April 22, 2003	second	222,835	22,284	10,968	12,426
May 16, 2003	third	177,165	17,717	9,488	10,593

		873,006	87,302	43,739	49,394

Total				555,573	49,394

Current				(32,063)	(27,855)

Long term				523,510	21,539

TAM S.A.

On July 7, 2006 the administrative council approved the issue for public distribution of nominative, non-convertible, debentures with no guarantee or preference but for that of the subsidiary TLA.

With a nominal value of R$10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid six-monthly at a rate equivalent to 104.5% of the CDI as calculated and divulged by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with a nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus interest equivalent to the Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Income tax and social contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	2006		2005

	3rd	Accumulated to	3rd	Accumulated to
	Quarter	3rd Quarter	Quarter	3rd Quarter

Income (consolidated) before income tax
and social contribution	327,327	643,688	142,840	182,362

Deduct income (loss) of:
Mercosur	(5,643)	(14,102)	(1,631)	3,461
Fidelidade	5,563	15,714	(738)	1,533

Amount subject to taxation	327,247	645,300	140,471	187,356
Rates - %	34%	34%	34%	34%

Expense with income tax and social
contribution	(111,264)	(219,402)	(47,760)	(63,701)
Income tax and social contribution
on permanent differences	(3,066)	(2,520)	(1,730)	(3,259)

	(114,330)	(221,922)	(49,490)	(60,442)

Income tax and social contribution
Current	(87,811)	(188,557)	(55,037)	(80,280)
Deferred	(26,519)	(33,365)	5,547	19,838

	(114,330)	(221,922)	(49,490)	(60,442)

The above statement reflects only the activity of the Company and the subsidiary TLA, since the subsidiary Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits on subsidiary Fidelidade have not been recognized due to the recurrent losses. During the second quarter of 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully compensated by the end of 2006.

TAM S.A.´s tax loss was fully compensated in the second quarter, while the negative balance on social contribution amounts to:

	09.30.2006	06.30.2006

TAM S.A.	15,232	19,802
TAM Linhas Aéreas S.A.	114,368	220,306

	129,600	240,108

(b) Composition of deferred income and social contribution tax assets

	09.30.2006	06.30.2006

Accumulated negative basis of social contribution	11,664	21,462
Temporary differences in the calculation of taxable income	131,106	158,067

Total	142,770	179,529

Current	(22,722)	(31,579)

Long term	120,048	147,950

Based on annual taxable income projections, adjusted to present value based on market interest rates, as required by CVM Instruction 371/00, as well as current legislation related to the offset of taxable income (limited to 30% annually for tax losses and negative basis of social contribution), management of the Company and its subsidiary TLA estimates that the utilization of deferred tax credits will be completed by the end of the current financial year. If compensation of the tax benefit was to be performed on the criteria of nominal projected results, full realization would occur by 2007.

The estimates for realization of the tax benefit include several assumptions relating to quantitative and financial data which, at the moment, are considered the best available estimates. However, it is important to emphasize that variations may occur between amounts budgeted and those effectively realized, considering TLA’s dependence on the economic scenario and operating conditions.

Since the taxable basis of income and social contribution taxes on net income arises not only from the income generated, but also from the existence of non-taxable income, non-deductible expenses, tax incentives and others, there is no immediate correlation between the estimated net income and the result of income tax and social contribution. Therefore, the expectation of use of tax benefits should not be taken as the sole indicator of future results.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at September 30, 2006 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$60,395 at September 30, 2006 (06.30.2006 - R$ 60,836).

20 Shareholders’ equity

(a) Capital

Subscribed and fully paid capital is comprised of 150,563,341 (06.30.2006 – 150,563,341) shares, of which 59,792,805 (06.30.2006 – 59,794,845) are common shares and 90,770,536 (06.30.2006 – 90,768,496) are preference shares. Authorized capital amounts to R$ 1,200,000 (06.30.2006 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the board of directors' approval.

At September 30, 2006, the Company did not hold shares in treasury.

The preference shares do not have the right to vote at general meetings, except for certain matters, while the Company is listed at Level 2 on the BOVESPA; however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the ordinary shares, in the distribution of any benefits to the shareholders.

(i) In the Extraordinary Shareholders’ Meeting held on May 16, 2005, the shareholders approved the split of the shares issued by the Company, so that the holders of each share were then holders of two shares of the same class and type. As a result, the total number of shares went from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preference shares, all with no par value and undividable in relation to the Company, bearing the same rights and advantages attributed to them by the Company’s by-laws. The split had no impact in the paid-in capital and the new shares were credited to the shareholders respecting the proportion of shares as stated in the share register.

(ii) At that same date, the following was approved:

  The increase in the limit of the Company’s authorized capital to R$ 1,200,000;
  Complete reformulation of the statutes so that they reflect the requirements set forth by the Level 2 of Corporate Governance Practices; and
  The possibility of creating a share purchase option plan, with a maximum limit of 2% of share capital being established.

(iii) The Company made Public Offerings of nominative, no-nominal-value preference shares with the characteristics set out in the table below:

	2006	2005

Date	March 10	June 13
Stock Exchange	São Paulo and New York	São Paulo
Quantity of shares
Primary issue	5,000,000	21,133,000
Secondary issue	30,618,098	9,057,000
Supplementary issue	1,503,879	197,120
Issue price
R$	42.00	18.00
US$	19.43	N/A
Capital Increase	34,316	33,160
Share Premium	238,848	350,782

(iv) According to the Adhesion Contract signed with BOVESPA, the Company has up to three years from June 13, 2005, to comply with the 25% free float requirement. At September 30, 2006, free float was 45.3%, which demonstrates that this requirement was met in less than one year.

(b) Capital reserve – Share Premium account

The share premium originating from the subscription of shares is because of the surplus of the net amount received over the capital increase, and benefits all the shareholders equally.

(c) Revaluation reserve (Note 11(b))

An amount from the revaluation reserve constituted in previous years, proportionally to the depreciation over the amount of the revalued permanent assets, was transferred to the “accumulated income” line, and, in the third quarter of 2006, totaled R$ 876 (06.30.2006 – R$ 915). Of the total reserve, R$ 34,285 corresponds to the revaluation of land, that will only be realized at the time of its eventual disposal.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which on September 30, 2006 amounted to R$ 60,395 (06.30.2006 – R$ 60,836), are recognized in the statement of income as the reserve is realized.

(d) Dividends

In accordance with the Company’s by laws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained Income Reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve to finance the Company's capital budget and working capital requirements – the future investment forseen is the leasing of additional aircraft.

(f) Stock Option Plan

An Extraordinary Shareholders´meeting held on September 29, 2005 approved a Plan which will permit that directors and employees are given share options. The Administrative Council is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company´s equity to 2%, for such share options.

The Administrative Council authorised the issuance of 715,252 share options. The exercise price is equivalent to the average share price in the month prior to the option being granted with a discount of 20%, but adjusted by the IGPM inflation index to the option date. Exceptionally for the first options granted, the same price as that of the 2005 IPO will be used i.e. R$18,00 – to which the same 20% discount and inflation adjustments will apply.

(g) Prior year adjustment

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the frequent flyer program (Fidelidade program).

Such liabilities at December 31, 2005 amounted to R$ 8,919 (net of the tax effect of R$ 4,597) and this amount has been charged to "Retained Earnings".

21 Gross sales segment report

The Company utilizes its gross sales segment report by type of service rendered. However, in order to make the information available to financial analysts and readers of the interim financial information in general, we are providing a breakdown of revenue by region and by product line as follows:

(a) By type of service rendered

	2006		2005		Change (%)

		Accumulated		Accumulated		Accumulated
	3rd	to	3rd	to	3rd	to
	Quarter	3rd Quarter	Quarter	3rd Quarter	Quarter	3rd Quarter

Domestic revenue
Regular – Pax	1,399,424	3,709,355	1,103,389	2,854,541	26.8	29.9
Charter – Pax	61,239	167,243	53,063	162,783	15.4	2.7
Cargo	84,881	234,065	71,415	190,422	18.9	22.9

Total	1,545,544	4,110,663	1,227,867	3,207,746	25.9	28.1

International
revenue
Regular – Pax	439,447	1,047,865	271,153	719,861	62.1	45.6
Charter – Pax	14,014	22,236	12,587	21,283	11.3	4.5
Cargo	39,108	105,546	28,185	95,243	38.8	10.8

Total	492,569	1,175,647	311,925	836,387	57.9	40.6

Other operating
income
Commission	2,431	11,921	5,404	15,251	(55.0)	(21.8)
Partnerships
with Fidelity
card	56,382	145,696	22,825	54,705	147.0	166.3
Aircrafts sub
leasing	6,929	33,992	13,721	48,157	(49.5)	(29.4)
Commissions
from travel
and tourism	5,718	16,358	6,170	17,255	(7.3)	(5.2)
Others (including
cancellation of
expired tickets)	65,981	169,083	22,138	73,120	198.1	131.2

Total	137,441	377,050	70,258	208,488	95.6	80.8

Gross sales	2,175,554	5,663,360	1,610,050	4,252,621	35.1	33.2

(b) By region

	2006		2005		Change (%)

	3rd	Accumulated	3rd	Accumulated	3rd	Accumulated
	Quarter	to 3rd Quarter	Quarter	to 3rd Quarter	Quarter	to 3rd Quarter

Brazil	1,682,984	4,487,715	1,298,125	3,416,235	29.6	31.4
Europe	189,011	419,986	133,814	319,454	41.2	31.5
North America	123,546	391,239	94,286	265,021	3.0	47.6
South America
(excl. Brazil)	180,013	364,420	83,825	251,911	114.7	44.7

Total	2,175,554	5,663,360	1,610,050	4,252,621	35.1	33.2

(c) By product line

	2006		2005		Change (%)

	3rd	Accumulated	3rd	Accumulated	3rd	Accumulated
	Quarter	to 3rd Quarter	Quarter	to 3rd Quarter	Quarter	to 3rd Quarter

Regular – Pax	1,838,871	4,757,220	1,374,542	3,574,402	33.8	33.1
Charter – Pax	75,253	189,479	65,650	184,066	14.6	2.9
Cargo	123,989	339,611	99,600	285,665	24.5	18.9
Others	137,441	377,050	70,258	208,488	95.6	80.8

Total	2,175,554	5,663,360	1,610,050	4,252,621	35.1	33.2

22 Breakdown of principal expense groups – Consolidated

(a) Third Quarter

	2006						2005

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	161,018	19,149	25,566	1,477	207,210	12.0	170,217	12.4
Fuel	601,540				601,540	34.8	462,196	33.7
Depreciation and
amortization	20,281	320	5,010		25,611	1.5	21,440	1.6
Maintenance and
repairs (except
personnel)	104,742				104,742	6.1	82,700	6.0
Aircraft
insurance	9,486				9,486	0.5	10,040	0.7
Take-off, landing
and navegation
aid charges	84,692				84,692	4.9	59,355	4.3
Leasing of
airraft and
equipment	191,504	623	1,162		193,289	11.2	160,130	11.7
Third party
services	52,380	58,881	44,396		155,657	9.0	93,716	6.8
Commercial and
marketing		241,769			241,769	14.0	232,724	17.0
Other	58,142	8,884	35,374		102,400	6.0	77,362	5.8

	1,283,785	329,626	111,508	1,477	1,726,396	100.0	1,369,880	100.0

(b) Accumulated to Third Quarter,

	2006						2005

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	461,977	54,858	69,269	16,087	602,191	13.0	473,631	12.5
Fuel	1,579,145				1,579,145	34.0	1,194,718	31.6
Depreciation and
amortization	57,569	923	14,314		72,806	1.6	63,105	1.7
Maintenance and
repairs (except
personnel)	284,789				284,789	6.1	268,314	7.1
Aircraft insurance	26,728				26,728	0.6	30,079	0.8
Take-off, landing
and navegation
aid charges	226,541				226,541	4.9	167,101	4.4
Leasing of airraft
and equipment	537,600	1,564	3,723		542,887	11.7	465,717	12.3
Third party
services	143,271	134,259	121,944		399,474	8.6	276,184	7.3
Commercial and
marketing		642,688			642,688	13.9	639,571	16.9
Other	142,538	15,469	98,747		256,754	5.6	200,383	5.4

	3,460,158	849,761	307,997	16,087	4,634,003	100.0	3,778,803	100.0

23 Financial result – Consolidated

	2006		2005

		Accumulated		Accumulated
	3rd Quarter	to 3rd Quarter	3rd Quarter	to 3rd Quarter

Financial Income
Interest from investments	58,641	143,386	20,988	28,483
Exchange rate variation	6,937	14,423	(6,251)	2,195
Interest income	4,598	9,753	3,100	7,548
Discounts obtained	769	2,196	1,177	2,305
Other financial income	42	713	12	14

	70,987	170,471	19,026	40,545

Financial Expenses
Exchange rate variation	(10,214)	(4,435)	12,577	31,230
Interest expense	(33,133)	(92,343)	(24,890)	(66,281)
Tax on Bank Account
Transactions - CPMF	(8,133)	(19,090)	(5,003)	(14,742)
Financial instrument losses	(17,864)	(109,608)	(23,292)	(63,739)
Other financial expense	(921)	(15,600)	(1,625)	(10,138)

	(70,265)	(241,076)	(42,233)	(123,670)

Financial result, net	722	(70,605)	(23,207)	(83,125)

24 EBITDAR, EBITDA and EBIT - Consolidated

The Company uses the EBITDAR (net income before interest, taxes, depreciation, amortization and rents - leasing), the EBITDA (net income before interest, taxes, depreciation and amortization) and the EBIT (net income before interest and taxes) as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses the EBITDAR, EBITDA and EBIT since they are standard financial measures, with the first two extensively used in the aviation sector and the latter throughout the financial community.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

We demonstrate below the calculations of the Company’s EBITDAR, EBITDA and EBIT:

	2006		2005

		Accumulated to		Accumulated to
	3rd Quarter	3rd Qaurter	3rd Quarter	3rd Qaurter

Net income before minority
interest	212,997	421,766	93,350	121,920
Income tax and social contribution	114,330	221,922	49,490	60,442
Financial result, net	(722)	70,605	23,207	83,125
Non-operating result, net	(1,901)	(11,518)	(3,382)	8,287
Other operating expenses, net	24,768	60,752	6,919	13,180

EBIT	349,472	763,527	169,584	286,954
Depreciation and amortization	25,611	72,806	21,440	63,105
Goodwill amortization in subsidiary	179	538	179	1,162

EBITDA	375,262	836,871	191,203	351,221
Rental - Leasing	193,289	542,887	160,130	465,717

EBITDAR	568,551	1,379,758	351,333	816,938

Net revenue	2,076,047	5,398,068	1,539,643	4,066,858

Margins:
EBIT	16.83	14.14	11.01	7.06
EBITDA	18.08	15.50	12.42	8.64
EBITDAR	27.39	25.56	22.82	20.09

25 Financial debt - Consolidated

In order to improve the available information to the market, the Company is presenting below a summary of information already described in some notes to the interim financial information. The financial debt information is used by the Company as an indicator of its financial performance. The information is not required by the Brazilian accounting standards, however it is widely used by the financial community.

This indicator should be analyzed together with all of the Company’s liabilities as recorded in the balance sheet in accordance with the Brazilian accounting practices.

	Explanatory Note	09.30.2006	06.30.2006

Current
Loans and financing	12	112,161	117,988
Leasing	13	77,788	81,576
Reorganization of Fokker 100 fleet	15	8,139	9,619
Debentures	18	32,063	27,855

		230,151	237,038

Long Term
Loans and financing	12	257,340	240,711
Leasing	13	105,850	117,933
Reorganization of Fokker 100 fleet	15	66,593	69,000
Debentures	18	523,510	21,539

		953,293	449,183

		1,183,444	686,221

26 Benefits for employees

(a) Supplementary pension plan

The subsidiary TLA sponsors three private pension plans (TAM Prev I, II and III) to supplement retirement pensions and benefits as follows:

(i) Retirement Plan - TAM Prev - Plan I

TAM Prev - Plan I is managed by MultiPensions Bradesco and started in October 1982 as a “defined benefit plan”, mainly for retirement, death and disability, and is partially funded by employee contributions and matched by sponsor’s contributions.

On November 26, 2004 the Secretary for Complementary Pensions approved the proposal to transfer participants from Plan I to Plan III. By September 30, 2006, 181 participants had adhered to this transfer proposal (41 participants still remain). This plan is no longer available for new participants.

(ii) Retirement Plan - TAM Prev - Plans II and III

TAM Prev - Plans II and III, also managed by MultiPensions Bradesco, started in April 1995 and December 1998, respectively, and are structured as defined contribution plans for retirement benefits partially funded by employee contributions and matched by the sponsor, and as a defined benefit plans for benefits of uncertain date (death and disability), which are entirely funded by the sponsor.

The total liability of the plans was calculated based on a report issued by independent actuaries, dated January 23, 2006, whose premises at the time did not result in any significant changes in 2005 or in the amount payable but not recorded in the accounts. This unrecorded liability, as required by the CVM Deliberation, is being recognized in the statement of income over five years as from January 01, 2002. The residual value to be amortized in 2006 amounts to R$ 434.

Since 2002, the amount recorded under “other accounts payable” totalled R$ 19.824 (06.30.2006 - R$ 19,391).

(iii) Methodology to calculate actuarial liability

The methodology adopted by the independent actuary (Towers, Perrins, Forster & Crosby Ltda.) to calculate the actuarial liabilities was the projected unit credit method, supported by the following actuarial assumptions:

	Annual
	Percentages

	2005	2004

Economic
Nominal discount rate	11,83	12,36
Nominal estimated return rate of assets	13,72	14,28
Nominal growth rate of plan benefits	5	6
Nominal future salary growth rate	7,10	8,12
Inflation	5	6
Growth rate of social security benefits	5	6

Demographic
Table of mortality	AT-49	AT-49
Table of mortality of disabled	RRB 1944	RRB 1944
Table of disability	Álvaro Vindas	Álvaro Vindas
Table of turnover	PW-1	PW-1

(b) Profit sharing

In accordance with a Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and social security charges” at September 30, 2006, the provision for payment of this benefit in the amount of R$ 36,252 (06.30.2006 – R$ 23,383).

27 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At September 30, 2006, considering the aircraft fleet of the subsidiary TAM - Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150,000 thousand per claim, and for higher amounts the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decreet nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

28 Contingent assets

(a) Value-added tax - ICMS

ICMS payments made in the period from May 1989 to May 1994 were considered not due because of the unconstitutionality of the ICMS legislation. TLA management, together with its legal advisors, is taking appropriate measures to recover the total amounts paid. However, management of the subsidiary will recognize the total credits involved, estimated at approximately R$ 55 million and the eventual monetary restatement, only when the financial recovery of this right is defined.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were established by the Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to interest on arrears from September 1993, and monetary restatement from November 1994. At present a special motion by the Company is pending decision at Supreme Court level as to whether or not the intervention of the Public Prosecutor should be sought.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Adicional de tarifas aeroportuárias (ATAERO)

TLA filed an ordinary lawsuit for anticipated custody addressing the legality of the additional 50% charged over tariffs (ATAERO). On September 30, 2006, the amount under discussion totaled 409,052.

29 Financial instruments

(a) General Considerations

The Company performs transactions involving financial instruments to reduce the exposure to exchange rate risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to pre-established policies pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high risk assets of a speculative nature.

•Risk from the price of services - This risk relates to possible changes in the price of services provided by   the Company, since it operates in an extremely competitive market, both locally and internationally. The cost   of rendered services could be affected by changes in international prices of its main cost i.e. aviation fuel. To   minimize this risk, the Company permanently monitors the price fluctuations in the domestic and international   markets, in order to adjust the price of its services to the effective cost, and it has an aviation fuel hedge   policy whereby it protects a percentage of its exposure for the following twelve months.

•Interest rate risk - This risk arises from possible losses (or gains) as a result of fluctuations of the interest   rates to which the Company’s liabilities and assets are linked. To minimize possible impacts from interest   rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and   variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to   current market conditions.

•Foreign exchange rate risk - This risk is related to possible foreign exchange rates volatility, affecting the   financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign   currency. To protect against these fluctuations, the Company has adopted a policy of contracting hedge   operations, usually “European/Asiatic Options” operations, as demonstrated in item “b” below. Part of this risk   is mitigated given the fact that the Company operates overseas and revenues from these transactions are   denominated in hard currency. The existing policy for contracting hedges is to be protected by a percentage   of hard currency payments for up to twelve of the following months. At September 30, 2006 the period   protected against the foreign exchange rate risk amounted to three months in function of a re-evaluation of   ;procedures which has not yet been completed.

•Credit risk - This risk arises from the possibility of not recovering amounts receivable from services provided   to consumers and/or travel agencies, or from credits with financial institutions due to financial investments.   To mitigate this risk the Company has adopted credit limits and permanently accompanies its debtor balance   (basically with travel agencies). With respect to marketable securities, the Company only invests with   institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has a maximum   limit for investments, as determined by the Financial Committee.

(b) Exposure

•Foreign Exchange Rate

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel purchases, from contracting engine maintenance services from its manufacturers and from financing contracts related to the expansion/maintenance of its operational activities.

On September 30, 2006, contracts for options to provide hedge for liabilities from suppliers and financing amounted to R$ 380,485 - US$ 175,000 thousand (06.30.2006 - R$ 541,075 – US$ 250,000 thousand), and have several maturity dates, up to December 27, 2006.

The above mentioned operations, if settled on September 30, 2006, would represent a loss of R$ 3,458 (06.30.2006 - R$ 12,624).

• Price of Services

The Company enters into operations to protect its exposure to the price volatility of aviation fuel, its main cost.

As of September 30, 2006, these operations, with several maturities until March,1 2007, totalled approximately, R$ 218,811 (06.30.2006 - R$ 128,005), equivalent to about 1,600 thousand barrels (06.30.2006 - 800 thousand barrels).

If settled on September 30, 2006, the aforementioned operations would represent losses of R$ 7,524 (06.30.2006 – R$ 2,020).

(c) Financial Investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

(d) Investments

The subsidiaries “TAM Linhas Aéreas S.A” and “Transportes Aéreos del Mercosur S.A.” are privately-held companies and therefore there is no information available about their market value.

30 Fidelity Program

In the quarter ended March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice for the recognition of costs of its frequent flyer Fidelidade program began to accrue a provision for future liabilities relating to the program.

The provision was calculated taking into consideration:

  The quantity of points earned, converted into free flights;
  The quantity of points which expired without being converted into flights;
  The quantity of free flights flown with other airlines; and
  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the addditional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

At September 30, 2006, the Fidelidade program's customers had earned but not used, the equivalent of 1,625,274 (06.30.2006 – 1,449,938) free flights.The number of free flights earned by customers and not yet used represents the maximum number of free flights – before deduction of the average number not used by customers. The average of unused points averages approximately 31.55%, which reduces the quantity of unused free flights to 1,112,500 (06.30.2006 – 992,482). In the quarter ended September 30, 2006 our customers utilized 506,988 (06.30.2006 – 312,596) free flights.

The free flights flown on other airlines corresponds to 1.86% at September 30, 2006 (06.30.2006 – 1.87%) of the free flights earned.

Taking into account the above variables and the incremental cost, the provision for future costs of the program at September 30, 2006 amounts to R$ 16,780 (06.30.2006 – R$ 15,873) and has been classified as “cost of services rendered ”. Using the same criteria at December 31, 2005, the provision then would be R$ 13,520.

Taking into consideration the change in accounting practice, the Company recorded an adjustment to prior years amounting to R$ 8,919, comprising the value of the provision calculated using this criteria, less the tax effect of R$ 4,597.

Taking into consideration that the conversion of points into free flights takes place, on average, when 10,000 points have been earned, at September 30, 2006 customers with enough points to effect the conversion amounted to 958,952 (06.30.2006 – 824,982) free domestic flights.

The points earned by our customers on the Fidelidade program are valid for two years for conversion into tickets. This limits the growth of the programs future cost – there is a tendency of stability as to the quantity of passengers transported on the program.

The Fidelidade program earns income from partnerships forged with several companies. In the quarter ended September 30, 2006 such income amounted to R$ 145,696 (09.30.2005 – R$ 54,705).

31 Supplementary Information - Statement of Consolidated Cash Flows

(a) 3rd Quarter

	Parent
	Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Cash flows from operating activities
Net income for the quarter	212,714	93,268	212,714	93,268
Adjustments to reconcile net income to cash
generated by operating activities
Depreciation and amortization			25,611	21,440
Deferred income tax and social
contribution		5,073	26,519	(5,547)
Provision for contingencies		(4)	47,863	54,352
Equity on investments	(200,588)	(83,466)
Amortization of goodwill	179	179	179	179
Residual value of permanent asset disposed of			5,199	930
Monetary and foreign exchange rate variations
and interest, net	3,352		17,282	(4,901)
Other provisions			19,531	2,132
Minority interest			283	82

(Increase) decrease in assets
Accounts receivable		35	(128,434)	(61,820)
Inventories			12,962	(1,166)
Taxes recoverable	2,948	(3,794)	(574)	(34,076)
Prepaid expenses	(1,879)		912	5,461
Prepaid aircraft			(40,418)	(34,059)
Guarantee deposits			(14,075)	310
Deferred income tax and social contribution	411		9,799	16,688
Judicial deposits	(7)		(3,540)	(1,022)
Associated companies		(77)
Other receivables			(71,964)	1,391

Increase in liabilities
Suppliers		55	10,003	50,201
Salaries and social charges	35		29,612	18,701
Advance from ticket sales			93,553	34,586
Taxes and tariffs payable	12	(2)	2,222	(14,865)
Leases payable			(14,917)	(7,724)
Provision for income tax and social contribution		(16)	1,247	38,508
Asssociated companies		(22,699)
Other accounts payable			(21,778)	3,782

Net cash generated used by operating activities	17,177	(11,448)	219,791	176,831

	Parent Company
			Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Cash flow from investing activities
Investments in subsidiaries	(203,000)
Acquisition of property, plant & equipment			(47,515)	(35,213)

Net cash used in investment activities	(203,000)		(47,515)	(35,213)

Cash flows from financing activities
Capital Increase from cash subscriptions		3,549		3,549
Financial leases/loans and financing
Increase			330,146	160,336
Payment			(333,848)	(141,736)
Debentures
Issue	508,486		508,486
Repayments			(7,103)	(6,222)

Net cash generated by financing activities	508,486	3,549	497,681	15,927

Net increase (decrease) in cash and cash
equivalents	322,663	(7,899)	669,957	157,545

Cash and cash equivalents at the end of the
quarter	955,309	358,189	2,234,382	708,028
Cash and cash equivalents at the beginning of the
quarter	632,646	366,088	1,564,425	550,483

Change	322,663	(7,899)	669,957	157,545

(b) Accumulated to September, 30

	Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Cash flows from operating activities
Net income for the period	421,058	122,094	421,058	122,094
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization			72,806	63,105
Deferred income tax and social
contribution		(4,559)	33,365	(19,838)
Provision for contingencies		(3)	72,221	117,360
Equity in investments	(393,377)	(118,522)
Amortization of goodwill	538	1,162	538	1,162
Residual value of permanent asset disposed of			10,592	5,219
Monetary and foregn exchange rate variations
and interest, net	3,350		20,481	(16,513)
Other provisions			17,688	2,781
Minority interest			708	(112)

(Increase) decrease in assets
Accounts receivable		50	(178,467)	(158,339)
Inventories			2,108	(11,763)
Taxes recoverable	7,513	(3,813)	(10,878)	(65,314)
Prepaid expenses	(1,879)		12,582	15,227
Advances to aircraft manufacturers			(103,719)	(50,187)
Guarantee deposits			(18,729)	(527)
Deferred income tax and social contribution	1,641		17,116	24,090
Judicial deposits	(7)		259	(2,818)
Associated companies		(77)
Other receivables			(118,892)	(14,697)

Increase (decrease) in liabilities
Suppliers		55	36,373	(15,366)
Salaries and social charges	46		30,570	724
Advances from ticket sales			226,420	93,440
Taxes and tariffs payable	20	(2)	18,768	(13,781)
Leases payable			(11,962)	(37,869)
Provision for income tax and social contribution	(3,409)	(16)	(3,076)	53,119
Associated companies	536	(22,592)
Other accounts payable			(13,989)	25,343

Net cash (used) generated by operating
activities	36,030	(26,223)	533,941	116,450

Cash flow from investing activities
Acquisition of property, plant and equipment			(93,269)	(68,737)
Increase in deferred assets
Investment in subsidiaries	(203,000)

Net cash used in investment activities	(203,000)		(93,269)	(68,737)

Cash flows from financing activities
Capital Increase	273,164	383,942	273,164	383,942
Dividends payable	(29,045)		(29,045)
Financial leases/loans and financing
Increase			941,272	328,305
Payment			(874,958)	(329,803)
Debentures
Issue	508,486		508,486
Repayments			(20,661)	(18,990)

Net cash generated by financing activities	752,605	383,942	798,258	363,454

Net increase in cash and cash equivalents	585,635	357,719	1,238,930	411,167

Cash and cash equivalents at the end of the
quarter	955,309	358,189	2,234,382	708,028
Cash and cash equivalents at the beginning of the
period	369,674	470	995,452	296,861

Change	585,635	357,719	1,238,930	411,167

32 Supplementary Information – Statements of Consolidated Added Value

	2006		2005

	3rd	Accumulated	3rd	Accumulated to
	Quarter	to 3rd Quarter	Quarter	3rd Quarter

Revenues
Services rendered	2,175,554	5,663,360	1,610,050	4,252,682
Allowance for doubtful accounts	(3,485)	1,544	(1,433)	(2,356)
Non-operating	1,901	11,518	3,381	(8,287)

	2,173,970	5,676,422	1,611,998	4,242,039

Inputs acquired from third parties
Costs of services rendered	660,588	1,750,191	519,210	1,337,397
Material, electricity, third party services and other	565,603	1,474,366	435,558	1,256,383

	1,226,191	3,224,557	954,768	2,593,780

Gross value added	947,779	2,451,865	657,230	1,648,259

Retention
Depreciation	25,611	72,806	21,440	63,105
Amortization	179	538	179	1,162

Net value added by the entity	921,989	2,378,521	635,603	1,583,992

Received on transfer
Financial income	70,987	170,471	21,772	45,025

Total added value to distribute	992,976	2,548,992	657,375	1,629,017

Distribution of added value
Personnel and social charges	(182,561)	(528,347)	(146,901)	(411,504)
Taxes, charges and contributions	(341,995)	(834,007)	(217,016)	(516,466)
Rent	(193,289)	(542,887)	(160,130)	(465,717)
Interest and exchange rate variations	(62,417)	(222,693)	(40,060)	(113,236)

Net Income Retention	212,714	421,058	93,268	122,094

BOARD OF DIRECTORS:

Noemy Almeida Oliveira Amaro
Chairman

Maria Cláudia Oliveira Amaro Demenato
Vice – Chairman

Members:

Adalberto de Moraes Schettert
Henri Philippe Reichstul
Luiz Antônio Correa Nunes Viana Oliveira
Mauricio Rolim Amaro
Roger Ian Wright
Waldemar Verdi Júnior

FISCAL COUNCIL

Edvaldo Massao Murakami
President

Councillors:
Antonio Fernando Siqueira Rodrigues
Lívia Xavier de Mello
Luiz Alberto de Castro Falleiros
Nilton Maia Sampaio

MANAGEMENT:

Marco Antonio Bologna
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

EXECUTIVE OFFICERS:
Alberto Fajerman
Gelson Pizzirani
José Wagner Ferreira
Ruy Antônio Mendes Amparo

CONTROLLERSHIP:

Eduardo Matzenbacher
Director of the Controllership Department
Accountant CRC 1SP 140.861/O -0

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the third quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., which provide air transport services.

See comments on consolidated performance in specific table.

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 09/30/06	4 - 06/30/06
1	Total assets	4,895,700	4,019,723
1.01	Current assets	3,784,179	2,920,911
1.01.01	Cash and banks	2,234,382	1,564,425
1.01.01.01	Cash and banks	103,997	114,527
1.01.01.02	Financial investments	2,130,385	1,449,898
1.01.02	Receivables	921,562	812,959
1.01.02.01	Trade accounts receivable	921,562	812,959
1.01.03	Inventories	103,051	115,713
1.01.03.01	Replacement materials	103,051	115,713
1.01.04	Other	525,184	427,814
1.01.04.01	Taxes recoverable	53,913	53,339
1.01.04.02	Advances to aircraft manufacturers	204,714	164,296
1.01.04.03	Deferred income tx and social contribution	22,722	31,579
1.01.04.04	Prepaid expenses	89,528	90,440
1.01.04.05	Other receivables	154,307	88,160
1.02	Long-term receivables	332,154	335,159
1.02.01	Sundry receivables	306,393	315,237
1.02.01.01	Deposits in guarantee	130,752	115,173
1.02.01.02	Judicial deposits	55,593	52,114
1.02.01.03	Deferred income tax and social contribution	120,048	147,950
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	25,761	19,922
1.02.03.01	Other receivables	25,761	19,922
1.03	Permanent assets	779,367	763,653
1.03.01	Investments	71	70
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	0	0
1.03.01.03	Other	71	70
1.03.02	Property and equipment	778,400	762,508
1.03.03	Deferred charges	896	1,075

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/06	4 – 06/30/06
2	Total liabilities and stockholders' equity	4,895,700	4,019,723
2.01	Current liabilities	1,699,555	1,586,970
2.01.01	Loans and financing	189,949	199,564
2.01.01.01	Loans and financing	112,161	117,988
2.01.01.02	Leases	77,788	81,576
2.01.02	Debentures	32,063	27,855
2.01.03	Suppliers	318,421	308,418
2.01.04	Taxes, charges and contributions	218,542	186,708
2.01.04.03	Taxes and tariffs	53,924	51,702
2.01.04.04	Salaries and social charges	164,618	135,006
2.01.05	Dividends payable	360	360
2.01.06	Provisions	23,997	22,750
2.01.06.01	Provision for income tax and social contribution	23,997	22,750
2.01.07	Payables to related parties	0	0
2.01.08	Other	916,223	841,315
2.01.08.01	Advance ticket sales	784,067	690,514
2.01.08.03	Other payables	132,156	150,801
2.02	Long-term liabilities	1,740,802	1,189,677
2.02.01	Loans and financing	363,190	358,644
2.02.01.01	Loans and financing	257,340	240,711
2.02.01.02	Leases	105,850	117,933
2.02.02	Debentures	523,510	21,539
2.02.03	Provisions	786,717	739,295
2.02.03.01	Provision for contingencies	726,322	678,459
2.02.03.02	Deferred income tax and social contribution	60,395	60,836
2.02.04	Payables to related parties	0	0
2.02.05	Other	67,385	70,199
2.02.05.01	Reorganization of Fokker 100 fleet	66,593	69,000
2.02.05.03	Other payables	792	1,199
2.03	Deferred income	11,099	11,099
2.04	Minority interest	2,515	2,268
2.05	Stockholders' equity	1,441,729	1,229,709
2.05.01	Paid-up capital	675,000	188,225
2.05.02	Capital reserves	102,855	589,630
2.05.03	Revaluation reserves	154,829	156,399
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	94,200	94,200
2.05.04.01	Legal	5,988	5,988
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	88,212	88,212

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/06	4 – 06/30/06
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Others	0	0
2.05.04.07.01	Future capital increase	0	0
2.05.05	Accumulated deficit	414,845	201,255

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 07/01/06 to 09/30/06	4 - 01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.01	Gross sales and/or services revenue	2,175,554	5,663,360	1,610,050	4,252,621
3.01.01	Air transportation revenue - national	1,545,544	4,110,663	1,227,867	3,207,746
3.01.02	Air transportation revenue - international	492,569	1,175,647	311,925	836,387
3.01.03	Other operating sales and/or services revenues	137,441	377,050	70,258	208,488
3.02	Deductions	(99,507)	(265,292)	(70,407)	(185,763)
3.03	Net sales and/or services revenue	2,076,047	5,398,068	1,539,643	4,066,858
3.04	Cost of sales and/or services	(1,283,785)	(3,460,158)	(996,599)	(2,724,999)
3.04.01	Cost of services rendered	(1,283,785)	(3,460,158)	(996,599)	(2,724,999)
3.05	Gross profit	792,262	1,937,910	543,044	1,341,859
3.06	Operating expenses/income	(466,836)	(1,305,740)	(403,586)	(1,151,210)
3.06.01	Selling	(329,626)	(849,761)	(282,649)	(792,125)
3.06.02	General and administrative	(112,985)	(324,084)	(90,632)	(261,679)
3.06.02.01	Directors´ fees	(1,477)	(16,087)	(9,619)	(21,154)
3.06.02.02	Othe general and administrative expenses	(111,508)	(307,997)	(81,013)	(240,525)
3.06.03	Financial	722	(70,605)	(23,207)	(83,125)
3.06.03.01	Financial income	70,987	170,471	19,026	40,545
3.06.03.02	Financial expenses	(70,265)	(241,076)	(42,233)	(123,670)
3.06.04	Other operating income	0	0	0	61
3.06.05	Other operating expenses	(24,947)	(61,290)	(7,098)	(14,342)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	325,426	632,170	139,458	190,649
3.08	Non-operating results	1,901	11,518	3,382	(8,287)
3.08.01	Income	4,338	17,094	4,295	10,500

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 07/01/06 to 09/30/06	4 - 01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.08.02	Expenses	(2,437)	(5,576)	(913)	(18,787)
3.09	Profit (loss) before taxes and profit sharing	327,327	643,688	142,840	182,362
3.10	Provision for income tax and social contribution	(87,811)	(188,557)	(55,037)	(80,280)
3.11	Deferred income tax	(26,519)	(33,365)	5,547	19,838
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(283)	(708)	(82)	174
3.15	Net income (loss) for the period	212,714	421,058	93,268	122,094
	Number of shares (thousand), excluding treasury stock	150,563	150,563	144,059	144,059
	Net income per share	1.41279	2.79656	0.64743	0.84753
	Loss per share

08.01 - Comments on Consolidated Performance

The interim financial information was prepared, except when indicated otherwise, in conformity with the accounting practices adopted in Brazil based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency - ANAC – (formerly DAC), which are referred to as “BR GAAP” and stated in Reais (R$). For the reader´s convenience we are also presenting financial statements prepared in accordance with US generally accepted accounting principles – US GAAP.. Comparative analyses are presented between the interim financial information for the third quarter of 2006 (3Q06) and the third quarter of 2005 (3Q05).

TAM (BOVESPA: TAMM4,NYSE: TAM) has lead the Brazilian domestic market for three years and in September 2006 achieved a 51,1% market share while in the international market it achieved 54,9% market penetration. The Company flies to 47 cities in Brazil. After considering commercial agreements with regional airlines, 72 domestic destinations are available to the TAM passenger. Furthermore, code-share agreements with other airlines permit passengers to fly to a diverse number of destinations around the world – not just those served directly by TAM. TAM was the pioneer in Brazil in introducing a frequent flyer program – denominated Fidelidade – and now has 3.3 million associates and has distributed 3.6 million tickets.

1 Main operating and financial highlights

  In 3Q06 available seat-quilometers (ASK) increased 25.3% to 9.370 million from 7,478 million in 3Q05 owing to an increase in hours flown by aircraft per day from 12.07 in 3Q05 to 12.87in 3Q06 and by changes to the frota total, with 3 Fokker 100 aircraft being replaced by 10 Airbus A320 and 1 A330.
  In the 3Q06 our demand increased by 29.9%% to 7,200 million RPK (paying passenger kilometers) from 5,543 million in 3Q05. This was due to an increase of 2.7 percentage points in the occupation rate – from 74.1% in 3Q05 to 76.8 % in 3Q06
  Average domestic market share attained 51.1% in 3Q06 compared to 41.5 % in 3Q05. In the international market our participation was 54.9 % in 3Q06 and 20.8 % in 3Q05.
  Our operating revenues increased 34.8 % to R$ 2,076 million in 3Q06 compared with R$ 1,539.6 in 3Q05. RASK increased 7.6% to Realcents 22.16 in 3Q06 as against Realcents 20.59 in 3Q05.
  Operating costs and expenses of R$1,726.4 million in 3Q06 were 26.0% higher than in 3Q05 – R$ 1,369.9 million. However, such expenses by ASK (CASK) increased by 0.6% to Realcents 18.43 in 3Q06 compared with 3Q05´s Realcents 18.32 ..
  EBIT was up to 16.8% - R$ 349.5 million in 3Q06, compared to 11.0% and R$169.6 million in 3Q05.
  EBITDAR was 27.4% - R$ 568.6 million in 3Q06 compared with 22.8% and R$351.3 million in 3Q05.
  Net income for the quarter was R$213.0 million compared with R$ 93.4 million in 3Q05, - the net profit margin improved from 6.1% in 3Q05 to 10.2% in 3Q06.
  In 3Q06 our income per share was R$1.41 while in accumulated 2006 it attained R$2.80.

  Our return on capital was 43.2% using the sum of the last four quarterly net incomes divided by the average of net equity for the same period.
  In the quarter, cash and cash equivalents totalled R$ 2,234.4 millions – increasing by R$ 670.0 million since the second quarter. Of the increase, R$ 500.0 million was generated by the issue of debentures.
  Our shares have enjoyed an accumulated increase of 67.8% since their second public offering on March 10, 2006. On the day of the offering the shares were being bought and sold at R$ 42.00, while at September 30, 2006 their quotation was R$ 68.80. In the same period, the IBOVESPA index increased by –1.2%.
  Our share (TAMM4) became, simultaneously, a component of the Bovespa Index and Ibix 50 (index Brazil 50) for the four month period from September to December 2006. Our share has a theoretical weighting of 0.815% in the Bovespa index and 0.976%in the Ibix50 index – correspondent to 42nd and 22nd positions, respectively.
  On July 12, 2006 we filed our first debenture disitribution program (non-convertible) with the CVM. The amount involved is R$1,000,000,000 with a two year validity. Simultaneously we made a request to distribute 50,000 debentures.
  On September 15, we announced the completion of the public distribution of the debentures where 50,000 debentures had been fully subscribed and paid-up. The debentures are nominative, registered, non- convertible with a nominal unit value of R$10,000 an total R$500,000,000.
  Ratings obtained by the Company were A+ (bra) by Fitch Ratings and brA by Standard & Poors ratings, upon issue of the debentures. The Company has rating “BB” in both agencies.

2 Operational performance

2.1 Main operational indicators

	2006		2005		Change (%)

		Accumulated		Accumulated		Accumulated
	3rd Quarter	to 3rd Quarter	3rd Quarter	to 3rd Quarter	3rd Quarter	to 3rd Quarter
Revenue passengers (thousands)	6,808	18,414	5,455	14,156	24.8	30.1
Revenue passengers - kilometers (RPK-millions)	7,200	19,069	5,543	14,314	29.9	33.2
Available seats - kilometers (ASK-millions)	9,370	25,467	7,478	20,337	25.3	25.2
Load factor - %	76.8	74.9	74.1	70.4	2.7 p.p	4.5 p.p
Break-even load factor (BELF) - %	63.9	64.3	66.0	65.4	-2.1 p.p	-1.1 p.p
Flight hours	102,145	282,806	89,960	235,252	17.5	20.2
Flight kilometers per aircrafts (million of KM)	59,723	163,751	49,086	134,689	21.7	21.6
Liters of fuel (million)	348,581	962,364	287,234	775,920	21.4	24.0
Aircraft utilization (hours per day)	12,87	12,55	12,07	10,22	6.6	22.4
Number of landing	63,886	180,225	55.952	152.407	14.2	18.3
Market Share domestic (demand)	51.1%	47.0%	41.5%	43.2%	9.6 pp	3.8 pp
Market Share international (demand)	54.9%	32.4%	20.8%	18.0%	34.1 pp	14.4 pp
Capacity Share domestic (supply)	50.5%	45.9%	43.7%	43.4%	6.8 pp	2.5 pp
Capacity Share international (supply)	53.8%	31.1%	20.9%	18.4%	32.9 pp	12.7 pp
Average course (Km)	935	909	877	884	6.6	2.8
Fleet
• Active	89	89	79	79	12.7	12.7
• To be returned	1	1	3	3	-66.7	-66.7
• Total	90	90	82	82	9.8	9.8
Employees
• TAM Linhas Aéreas	10,470	10,470	8,532	8,532	22.7	22.7
• Mercosur	643	643	585	585	9.9	9.9
• Fidelidade -	224	224	221	221	1.4	1.4
• Total	11,337	11,337	9,338	9,338	21.4	21.4
WTI-NY (Source: NYMEX) (in US$/gallon)	62.90	62.90	66.24	66.24	-5.0	-5.0
US Dollar exchange rate at quarter end	2.1742	2.1742	2.222	2.222	-2.2	-2.2

	2006		2005		Change (%)

		Accumulated		Accumulated		Accumulated
	3rd Quarter	to 3rd Quarter	3rd Quarter	to 3rd Quarter	3rd Quarter	to 3rd Quarter

BR GAAP

Average fare - Domestic	239.28	233.25	233.87	234.26	2.3	-0.4
Average fare - International	644.51	596.52	555.91	580.70	15.9	2.7
Average fare - general	281.16	268.64	264.00	265.50	6.5	1.2
RASK (cents of reais)	22.16	21.20	20.59	20.00	7.6	6.0
RASK Regular Domestic (cents of
reais)	21.43	20.80	21.20	20.19	1.1	3.1
RASK Regular International (cents
of reais)	18.17	16.05	14.94	14.48	21.6	10.8
Yield (cents of reais)	30.22	29.70	29.05	29.71	4.0	0.0
Yield Regular Domestic (cents of
reais)	30.11	30.04	31.17	31.27	-3.4	-3.9
Yield Regular International (cents
of reais)	22.84	20.75	19.26	19.96	18.6	3.9
CASK (cents of reais)	18.43	18.20	18.32	18.58	0.6	-2.1
CASK except fuel (cents of reais)	12.01	12.00	12.14	12.71	-1.1	-5.6

US GAAP

Average fare - Domestic	239.28	233.25	233.87	234.26	2.3	-0.4
Average fare - International	644.51	596.52	555.91	580.70	15.9	2.7
Average fare - general	281.16	268.64	264.00	265.50	6.5	1.2
RASK (cents of reais)	22.15	21.14	20.59	20.00	7.6	5.7
RASK Regular Domestic (cents of
reais)	21.43	20.80	21.20	20.19	1.1	3.1
RASK Regular International (cents
of reais)	18.17	16.05	14.94	14.48	21.6	10.8
Yield (cents of reais)	30.21	29.62	29.05	29.71	4.0	-0.3
Yield Regular Domestic (cents of
reais)	30.11	30.04	31.17	31.27	-3.4	-3.9
Yield Regular International (cents
of reais)	22.84	20.75	19.26	19.96	18.6	3.9
CASK (cents of reais)	18.08	17.75	17.56	17.75	2.9	0.0
CASK except fuel (cents of reais)	11.66	11.55	11.38	11.88	2.4	-2.7

Terms used in the operational indicators

Term	Meaning

Revenue passengers	Total number of paying passengers that flew, for all of the companies flights

RPK - Revenue passengers -
Kilometers	Number of kilometers flown by paying passengers

Available seats - Kilometers	Corresponds to the product from multiplying the number of seats available for all
(ASK)	of the planes by the distance covered by the flights

Average fare	Quotient from dividing the income from transporting passengers by the number of paying passengers transported

Yield per passenger per	Quotient from dividing total gross income from transporting passengers by the
kilometer	number of paying passengers per kilometer transported. The result is reported in cents per kilometer

Sales revenue per ASK	Quotient from dividing net operational income by the number of seat- -kilometers
(RASK)	available. The result is reported in cents per seat-kilometer.

Cost per ASK (CASK)	Quotient from dividing total operational costs by the number of seat- kilometers available. The result is reported in cents per kilometer.

Load factor	Occupation rate. Percentage of the planes that are occupied during the flights.

Break-even load factor	Break-even load factor or the load factor in which revenue is equivalent to
(BELF)	operating costs and expenses.

Market Share	Company’s percentile share in the total market demand

Capacity Share	Company’s percentile share in the total market offer.

Flight hours	Time of flying the plane calculated from the time of take off to turning off the engine.

Number of stops	Number of operational cycles made by our planes which correspond to take off, flight and landing.

08.01 - Comments on Consolidated Performance

	Third Quarter

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue
Flight revenue	21.75	20.59	5.6	2,038.1	1,539.8	32.3
Domestic	15.59	15.47	0.8	1,460.7	1,156.5	26.3
International	4.84	3.79	27.6	453.5	283.7	59.8
Cargo	1.32	1.33	-0.6	124.0	99.6	24.5
Other operating sales and/or services revenues	1.47	0.94	56.1	137.4	70.3	95.6
Sales deductions and taxes	(1.06)	(0.94)	12.8	(99.5)	(70.5)	41.3

Net sales and/or services revenue	22.16	20.59	7.6	2,076.0	1,539.6	34.8

Cost of services rendered and operating
expenses
Fuel	(6.42)	(6.18)	3.9	(601.5)	(462.2)	30.2
Selling and marketing expenses	(2.58)	(3.11)	-17.1	(241.7)	(232.7)	3.9
Aircraft and equipment leasing	(2.06)	(2.14)	-3.7	(193.3)	(160.1)	20.7
Personnel	(2.21)	(2.28)	-2.9	(207.2)	(170.2)	21.7
Maintenance and reviews (except personnel)	(1.12)	(1.11)	1.1	(104.7)	(82.7)	26.6
Outsourced services	(1.66)	(1.25)	32.6	(155.7)	(93.7)	66.1
Landing and take-off and navigation charges	(0.90)	(0.79)	13.8	(84.7)	(59.4)	42.7
Depreciation and amortization	(0.27)	(0.29)	-5.1	(25.5)	(21.4)	18.9
Aircraft insurance	(0.10)	(0.13)	-24.7	(9.5)	(10.0)	-5.5
Others	(1.09)	(1.03)	5.7	(102.5)	(77.4)	32.5

Total cost of services rendered and operating
expenses	(18.43)	(18.32)	0.6	(1,726.4)	(1,369.9)	26.0

Gross profit	3.73	2.27	64.4	349.7	169.9	105.9
Financial income (expense)	0.01	(0.31)		0.8	(23.2)
Other operating expenses. net	(0.27)	(0.09)	180.6	(24.9)	(7.1)	251.5

Operating income	3.47	1.86	86.7	325.4	139.5	133.4
Non-operating results, net	0.02	0.05	-55.1	1.9	3.4	-43.8

Income before income and social
contribution taxes	3.49	1.91	82.9	327.3	142.8	129.2
Income tax and social contribution	(1.22)	(0.66)	84.4	(114.3)	(49.5)	131.0

Income before minority interest	2.27	1.25	82.1	213.0	93.3	128.2
Minority interest
	0.00	0.00		(0.3)	(0.1)	246.1

Net income for the period	2.27	1.25	82.0	212.7	93.3	128.1

	Third Quarter (Accumulated)

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue
Flight revenue	20.76	19.89	4.4	5,286.3	4,044.1	30.7
Domestic	15.22	14.84	2.6	3,876.6	3,017.3	28.5
International	4.20	3.64	15.3	1,070.1	741.1	44.4
Cargo	1.33	1.40	-5.1	330.6	285.7	18.9
Other operating sales and/or services revenues	1.48	1.03	44.4	377.0	208.5	80.9
Sales deductions and taxes	(1.04)	(0.91)	14.1	(265.3)	(185.7)	42.8

Net sales and/or services revenue	21.20	20.00	6.0	5,398.1	4,066.9	32.7

Cost of services rendered and operating
expenses
Fuel	(6.20)	(5.87)	5.6	(1,579.1)	(1,194.7)	32.2
Selling and marketing expenses	(2.52)	(3.14)	-19.8	(642.7)	(639.6)	0.5
Aircraft and equipment leasing	(2.13)	(2.29)	-6.9	(542.9)	(465.7)	16.6
Personnel	(2.36)	(2.33)	1.5	(602.2)	(473.7)	27.1
Maintenance and reviews (except personnel)	(1.12)	(1.32)	-15.2	(284.8)	(268.3)	6.1
Outsourced services	(1.57)	(1.36)	15.5	(399.5)	(276.2)	44.6
Landing and take-off and navigation charges	(0.89)	(0.82)	8.3	(226.5)	(167.1)	35.6
Depreciation and amortization	(0.28)	(0.31)	-8.5	(72.3)	(63.1)	14.6
Aircraft insurance	(0.11)	(0.15)	-25.6	(26.7)	(30.1)	-11.1
Others	(1.01)	(0.99)	2.0	(257.1)	(200.3)	28.3

Total cost of services rendered and operating
expenses	(18.20)	(18.58)	-2.1	(4,634.0)	(3,778.8)	22.6

Gross profit	3.00	1.42	111,8	764.1	288.1	165.3
Financial income (expense)	(0.28)	(0.41)	-32.2	(70.6)	(83.1)	-15.1
Other operating expenses. net	(0.24)	(0.07)	242,9	(61.3)	(14.3)	329.2

Operating income	2.48	0.94	164.8	632.2	190.7	231.6
Non-operating results, net	0.05	(0.04)		11.5	(8.3)

Income before income and social
contribution taxes	2.53	0.90	181.9	643.7	182.4	253.0
Income tax and social contribution	(0.87)	(0.30)	193.2	(221.9)	(60.4)	267.2

Income before minority interest	1.66	0.60	176.3	421.8	122.0	245.9
Minority interest	0.00	0.00		(0.7)	0.2

Net income for the period	1.65	0.60	175.4	421.1	122.1	244.9

Comments on the numbers of the third quarter of 2006 are on BR GAAP, except as indicated:

Gross operating revenue

Our gross operating revenue increased by 35.1%, to R$ 2,175,6 million in 3Q06 against R$ 1,610,0 million in 3Q05. Our total RPK increased by 29.9% and our total yield increased by 4.0%, reaching 30.22 cents of Reais in 3Q06. The increase in RPK was due mainly to the 25.3% increase in our availability in ASK, allied to an improvement in our load factor of 2.7 p.p., to an average in 3Q06 of 76.8% . Our domestic market share reached 51.1% in 3Q06, against 44.1% in 3Q05. Total RASK increased by 7.6% to R$ 22.16 cents in 3Q06 compared to R$ 20.59 cents in 3Q05.

The gross domestic passengers revenue (including regular and charter passengers) increased by 26.3%, reaching R$ 1,460,7 million in 3Q06, against R$ 1,156,5 million in 3Q05. Although our regular domestic yield decreased 3.4% to 30.11 cents of Reais in 3Q06 from 31.17 cents of Reais in 3Q05, domestic demand increased 27.9% . reflecting an increase in the domestic load factor of 2.9 p.p. With these factors, our domestic RASK increased by 1.1% to 21.43 cents of Reais in 3Q06 from 21.20 cents in 3Q05.

The gross international passengers revenue (including regular and charter passengers) increased by 59.8%, reaching R$ 453.5 million in 3Q06, against R$ 283.7 million in 3Q05 The increase in revenue is due to the increase in availability in ASK of 32.0% arising from the addition of seven flights per week to Buenos Aires and one daily flight to Paris, daily flights to New York and the Manaus-Miami route. A A320 was substituted by a A 330 in the route to Santiago. Our international demand increased 35.2% and there was an increase of 1.9 p.p in the international load factor – from 77.3% in 3Q05 to 79.2% in 3Q06. Regular international yield edged forward 18.6% RealCents 22.84 in 3Q06. Regular international yield expressed in US$ increased 21.2% - from 10.51 USCents to 8.67 USCents. Regular international RASK increased by 21.6%, from 14.94 cents in 3Q05 to 18.17 cents in 3Q06.

The gross cargo revenue (domestic and international) increased by 24.5%, reaching R$ 124,0 million in 3Q06, against R$ 99.6 million in 3Q05, owing to the increase in the number of our international flights, resulting in greater space available in the aircraft holds which could be offered by TAM Express (product offered by the cargo division of TAM Linhas Aéreas S.A.)

Other gross revenues increased by 95.6%, reaching R$ 137.4 million in 3Q06, against R$ 70.3 million in 3Q05, largely due to increased income from the Fidelidade program and the recognition as income, of advances from ticket sales from expired tickets which were cancelled in accordance with IATA regulations – offset by the reduction in income from subleasing due to the re-integration of 2 A330s to the fleet.

Sales deductions and taxes

Sales deductions and taxes increased by 41.3%, reaching R$ 99.5 million in 3Q06, against R$ 70.5 million in 3Q05, owing to the increase in domestic gross income of 35.1%, which forms the calculation basis for taxes and deductions.

Net operating revenue

Our net operating revenue increased by 34.8%, reaching R$ 2,076.0 million in 3Q06, against R$ 1,539.6 million in 3Q05.

Cost of services rendered and operating expenses

Our cost of services rendered and operating expenses increased by 26.0%, reaching R$ 1,726.4 million in 3Q06, compared to R$ 1,369.9 million in 3Q05. The increase is mainly due to an increase in the costs with fuel, leasing of aircraft and equipment, outsourced services and landing and take-off and navigation assistance charges. The total cost by ASK (CASK) increased by 0.6% from 18.22 Real cents in 3Q05 to 18.43 Real cents in 3Q06, principally from the increase in fuel prices and services rendered by third parties, offset by the spreading of overheads over an increase in aircraft utilization which attained 12.87 hours by aircraft/day, by the appreciation of the Real by 2.2% and by the reduction of commercial expenses.

Fuel cost increased by 30.2%, reaching R$ 601.5 million in 3Q06, against R$ 462.2 million in 3Q05, due to the 21.4% increase in the liters of fuel used. In addition, the average price per liter of fuel in Reais increased by 7.3% . In 3Q06, our savings with the fuel tankering program were approximately R$ 8.8 million. Fuel costs by ASK increased by 3.9% .

Selling and marketing expenses increased by 3.9%, to R$ 241.7 million in 3Q06, against R$ 232.7 million in 3Q05, due to the increase in credit card sales, where costs increase with this sort of payment, offset by the reduction in commercial costs resulting from the introduction of a new policy of variable commissions and appropriate discounts and incentives..Selling and marketing expenses by ASK fell 17.1% .

Costs with aircraft and equipment leases increased by 20.7%, to R$ 193.3 million in 3Q06, against R$ 160.1 million in 3Q05, basically from the increase in the fleet of 10 new A320 and 1 new A330 – compensated for by the return of 3 Fokker 100 and the increase in the quotation against the US dollar of 2.2. Costs with aircraft and equipment leases by ASK decreased by 3.7% .

Personnel costs increased by 21.7%, reaching R$ 207.2 million in 3Q06, against R$ 170.2 million in 3Q05, mainly due to the 21.4% increase in the effective headcount from 9,338 to 11,337 in the end of the quarter and a salary increase of 6.0% .The increase in our headcount was lower than the increase of 25,3% in our ASK in the period. Labor costs per ASK decreased by 2.9% .

Maintenance and repairs (except personnel) increased by 26.6% to R$ 104.7 million in 3Q06 against R$ 82.7 million in 3Q05, basically due to the number of hours flown which increased by 12.8, by the increase in the fleet and change in aircraft mix (reducing Fokker 100s with 108 seats) and consequent increase in heavy maintenance – compensated by the increase in the Real against the US dollar of 2.2% .Costs with maintenance and repairs (except personnel) by ASK increased by 1.1% .

Costs and expenses with outsourced services increased 66.1%, to R$ 155.7 million in 3Q06 against R$ 93.7 million in 3Q05, due to the increase in costs with international distribution and the increase in outsourced services – offset by the appreciation of the real of 2.2. Expenses with outsourced services by ASK increased by 32.6% .

Costs with landing and take-off and navigation charges increased by 42.7%, reaching R$ 84.7 million in 3Q06, against R$ 59.4 million in 3Q05, due to the 14.2% increase in the number of take-offs and to the increase in navigation assistance, which resulted from the 21.7% increase in kilometers flown and the increase in international flights whose costs are higher than for domestic flights. Costs with landing and take-off and navigation assistance charges by ASK increased by 13.8% .

Depreciation and amortization costs increased by 18.9%, reaching R$ 25.5 million in 3Q06, against R$ 21.4 million in 3Q05, mainly due to new additions, which, net of disposals, amounted to R$ 82.7 million in the year from 3Q05 to 3Q06. Costs with depreciation and amortization by ASK decreased by 5.1% .

Aircraft insurance costs decreased by 5.5%, to R$ 9.5 million in 3Q06, against R$ 10.0 million in 3Q05, mainly due to the net reduction in Real-denominated insurance premiums caused by the appreciation of the Brazilian Real in relation to the North-American Dollar of 2.2%, partly compensated for by an increase in passenger departures of 24.8% in 3Q06 and by the increase in the active fleet by 8 aircraft compared to 3Q05. Costs with aircraft insurance by ASK were reduced by 24.7% .

Other operating expenses increased by 32.5%, reaching R$ 102.5 million in 3Q06, against R$ 77.4 million in 3Q05, principally owing to the 25.3% increase in the volume of operations. Other operating expenses by ASK increased by 5.7% ..

Financial income (expense)

Our financial income (expense) comprised a net income of R$ 0.8 million in 3Q06, against R$ 23.2 million in 3Q05, principally due to the increase in cash and cash equivalents which generated an increase in income from financial investments comparing 3Q06 with 3Q05 and the appreciation of the Real of 2.2% generating a positive exchange variation – this financial income being offset against the accruing of unrealized losses with hedge operations.

Income tax and social contribution

The Income tax and social contribution comprised an expense of R$ 114.3 million in 3Q06 compared with a credit of R$ 49.5 million in 3Q05. Our effective rate of income tax and social contribution was 34.9% in 3Q06, compared with 34.7% in 3Q05.

Net income for the period

Our net income for the quarter reached R$ 212.7 million in 3Q06, against R$ 93.3 million in 3Q05 due to the factors explained above which represented an increase in the margin of 4.1 p.p, totaling 10.2% in 3Q06 and 6.1% in 3Q05.

EBIT

Our EBIT margin was 16.8%, representing R$ 349.5 million in 3Q06, against R$ 169.6 million in 3Q05, which represented an increase in the EBIT margin of 5.8 percentage points in 3Q06. The increase in EBIT is caused by the increase of 7.6% of RASK, 4.0% in yield and 2.7p. p. in the occupation level, but was offset by an increase of 0.6% in CASK.

EBITDAR

Our EBITDAR margin was 27.4%, reaching R$ 568.6 million in 3Q06, against R$ 351.3 million in 3Q05, which represented an increase of 4.6 p.p in the EBITDAR margin in 3Q06, due to the effects on our revenues and costs described above.

4 Fleet

The Company´s current operational fleet as at September, 30 is set out below

	September, 30

Models	In operation		Sub-leased		Total

	2005	2006	2005	2006	2005	2006

	6	9	3	1	9	10
	35	45			35	45
	13	13			13	13
	25	22			25	22

	79	89	3	1	82	90

5 US GAAP

For the enlightenment of the reader we set out below statements of income for the third quarters of 2006 and 2005 together with balance sheets as at September 30, 2005 and 2006 – all prepared in accordance with accounting principles generally accepted in the USA – and known as US GAAP. The complete financial statements including an explanatory note setting out a reconciliation between net income and shareholder’s equity at the second quarter and the independent auditors’ limited review report are set out separately in a specific report which is being disclosed simultaneously to this report, through the same media.

Statement of Income	Third Quarter

	In cents of R$ per ASK			In millions of R$

US GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue
Flight revenue	21.75	20.59	5.6	2,038.1	1,539.8	32.4
Domestic	15.59	15.47	0.8	1,460.7	1,156.5	26.3
International	4.84	3.79	27.6	453.5	283.7	59.8
Cargo	1.32	1.33	0.6	124.0	99.6	24.5
Other operating sales and/or services
revenues	1.46	0.94	55.8	137.2	70.3	95.2
Sales deductions and taxes	(1.06)	(0.94)	12.8	(99.5)	(70.5)	41.3

Net sales and/or services revenue	22.15	20.59	7.6	2,075.8	1,539.6	34.8
Cost of services rendered and operating
expenses
Fuel	(6.42)	(6.18)	3.9	(601.5)	(462.2)	30.2
Selling and marketing expenses	(2.58)	(3.11)	-17.1	(241.8)	(232.7)	3.9
Aircraft and equipment leasing	(1.16)	(1.01)	14.5	(108.8)	(75.8)	43.5
Personnel	(2.22)	(2.28)	-2.53	(208.1)	(170.4)	22.1
Maintenance and repairs(except personnel)	(1.12)	(1.11)	1.1	(104.7)	(82.7)	26.7
Outsourced services	(1.66)	(1.23)	35.6	(155.7)	(91.6)	69.9
Landing and take-off and navigation
charges	(0.90)	(0.79)	13.9	(84.7)	(59.4)	42.7
Depreciation and amortization	(0.61)	(0.69)	-10.7	(57.4)	(51.3)	11.9
Aircraft insurance	(0.10)	(0.13)	-24.65	(9.5)	(10.0)	-5.5
Others	(1.30)	(1.03)	25.8	(121.5)	(77.1)	57.6

Total cost of services rendered and
operating expenses	(18.08)	(17.56)	2.9	(1,693.6)	(1,313.2)	29,0

Gross profit	4.08	3.03	34.7	382.2	226.5	68.8
Financial income (expense)	(0.32)	0.81	-140.2	(30.3)	60.3	(150.4)
Income before income and social
contribution taxes	3.75	3.84	-2.1	351.8	286.8	22.7

Income tax and social contribution	(1.31)	(1.24)	5.6	(123.0)	(93.0)	-32.3

Income before minority interest	2.44	2.59	-7.8	228.8	193.8	18.0
Minority interest	0.00	0.00	0.0	(0.3)	0.0	0.0

Net income for the quarter	2.44	2.59	-5.9	228.5	193.8	17.9

Statement of Income	Accumulated to September 30,

	In cents of R$ per ASK			In millions of R$

US GAAP			Change			Change
	2006	2005	(%)	2006	2005	(%)

Gross operating revenue
Flight revenue	20.76	19.89	4.4	5,286.3	4,044.1	30.7
Domestic	15.22	14.84	2.6	3,876.6	3,017.3	28.5
International	4.20	3.64	15.3	1,070.1	741.1	44.4
Cargo	1.33	1.40	-5.1	339.6	285.7	18.9
Other operating sales and/or services
revenues	1.42	1.03	38.6	361.8	208.5	73.5
Sales deductions and taxes	(1.04)	(0.91)	14.1	(265.3)	(185.7)	42.8

Net sales and/or services revenue	21.14	20.00	5.7	5,382.8	4,066.9	32.4
Cost of services rendered and operating
expenses
Fuel	(6.20)	(5.87)	5.6	(1,579.1)	(1,194.7)	32.2
Selling and marketing expenses	(2.52)	(3.14)	-19.7	(642.7)	(639.6)	0.5
Aircraft and equipment leasing	(1.14)	(1.09)	4.8	(291.1)	(221.9)	31.2
Personnel	(2.37)	(2.33)	1.9	(604.7)	(474.1)	27.6
Maintenance and repairs(except personnel)	(1.12)	(1.32)	-15.2	(284.8)	(268.3)	6.2
Outsourced services	(1.54)	(1.27)	20.8	(391.4)	(258.8)	51.2
Landing and take-off and navigation
charges	(0.89)	(0.82)	8.3	(226.5)	(167.1)	35.6
Depreciation and amortization	(0.66)	(0.75)	-11.7	(168.3)	(152.5)	10.6
Aircraft insurance	(0.11)	(0.15)	-29.0	(26.7)	(30.1)	-11.1
Others	(1.20)	(1.00)	20.3	(305.3)	(202.7)	50.6

Total cost of services rendered and
operating expenses	(17.75)	(17.75)	0.0	(4,520.8)	(3,609.8)	25.2

Gross profit	3.38	2.25	50.5	862.0	457.2	88.5
Financial income (expense)	0.49	1.28	-61.9	124.2	260.6	-52.3
Income before income and social
contribution taxes	3.87	3.53	9.7	986.2	717.7	37.4
Income tax and social contribution	(1.35)	(1.17)	14.9	(342.9)	(238.2)	43.9

Income before minority interest	2.53	2.36	7.1	643.3	479.5	34.2
Minority interest	0.00	0.00	0.00	(0.5)	(0.2)	219.1

Net income for the quarter	2.53	2.36	7.1	642.8	479.3	34.1

Comments on 3Q06 results under US GAAP, except where indicated otherwise

We set out below our comments on the third quarter results. We will highlight only those accounts or group of accounts where the amounts here differ from those reported under Brazilian GAAP.

Other operational income in US GAAP increased 95.2% to R$ 137.2 million in 3Q06, compared with R$ 70.3 million in 3Q05, largely due to the frequent flyer Fidelidade program.

The difference between other operational income under BR and US GAAP arises from the deferral under US GAAP of the income earned from the sale of points to financial institution partners of the Fidelidade program in the amount of R$ 0.3

Costs with leasing of aircraft and equipment under US GAAP increased by 43.5% to R$ 108.8 million in 3Q06 compared to R$ 75.8 million in 3Q05, arising from the increase of 10 aircraft A320 and return of 1 Fokker 100 aircraft and partially offset by the appreciation of the Real against the US dollar of 2.2% . The cost of leasing aircraft and equipment by ASK increased by 14.5% .

The difference between leasing of aircraft and equipment reported under BR GAAP and US GAAP is due to the recognition of certain contracts, which are accounted for as simple operating leases under BR GAAP and as financial leases under US GAAP. A financial lease requires both asset and liability to be recorded in the balance sheet and affects the results through the depreciation of the assets and interest accrued and foreign exchange variation on the liability. The charges arising from aircraft contracts under financial leases according to US GAAP totalled R$ 84.6 million in 3Q06 and R$ 84.3 million in 3Q05.

Depreciation and amortization costs under US GAAP increased by 11.9%, reaching R$ 57.4 million in 3Q06, against R$ 51.3 million in 3Q05. Costs with depreciation and amortization by ASK decreased by 10.7% .

The difference between depreciation and amortization costs under BR GAAP and US GAAP arises from: (a) accounting for certain leases as operating leases under BR GAAP (with consequent recognition of aircraft lease expense), and those same leases being considered “finance” leases under US GAAP and the consequent recording of depreciation and interest expense.and, (b) reversion of the depreciation expenses accounted under BR GAAP on the increases related to the accounting of such asset’s revaluation, which, for US GAAP purposes, is reversed. These effects generated an increase in these costs of R$ 31.9 million in 3Q06 and R$ 29.9 million in 3Q05.

Other operating expenses in US GAAP increased 57.6% to R$ 121.5 million in 3Q06 compared to R$ 77.1 million in 3Q05 due to the growth of 25.3% in our operations. Other operating expenses by ASK increased 25.8% .

The difference between other operating expenses under BR GAAP and US GAAP arise from : (a) reclassification under US GAAP of the lines “other operating expenses” and “non-operating results” to this line; (b) reversal of the gains arising from the change of financial lease to operating lease that occurred in 3Q05; (c) deferment of the gains arising from the A-330 sale and lease-back transactions that occurred in 2001; and (d) the gain or loss on the conversion of the “Mercosur” financial statements from guaranis into Reais; and (e) stock options. These effects increased other operating expenses by R$ 19.0 million in 3Q06 and R$ 0.3 million in 3Q05.

Our net financial income under US GAAP comprised an expense of R$ 30.3 million in 3Q06, compared with income of R$ 60.3 million in 3Q05, mainly due to the 2.2% appreciation of the Real against the United States Dollar.

The difference between net financial income under BR GAAP and US GAAP is due to: (a) interest and foreign exchange variation on certain financial lease contracts; (b) marking to market the transactions with financial instruments and (c) derivative financial instruments. These effects generated income of R$ 31.1 million in 3Q06 and R$ 83.5 million in 3Q05.

Non-operating results under US GAAP are reclassified to the line “other operating expenses”.

Income tax and social contribution under US GAAP fell 32.3% to R$ 123.0 million in 3Q06 against an expense of R$ 93.0 million 3Q05, due to the taxable results recorded in 3Q06.

The differences between Income tax and social contribution under BR GAAP and US GAAP are due to: (a) tax effects of US GAAP and BR GAAP accounting adjustments; and (b) reversal of the tax credits on accounting losses and the negative calculation base of social contribution. These effects resulted in expenses of R$ 8.7 million in 3Q06 and expenses of R$ 43.5 million in 3Q05.

Our net income for the quarter in US GAAP decreased 17.9% to R$ 228.5 million in 3Q06 compared with R$ 193.8 million in 3Q05 in function of the reasons set out above.

Condensed Balance Sheet
(US GAAP – R$ million)

Assets	09.30.2006	12.31.2005

Current assets
Cash and cash equivalents	103,997	92,935
Short-term investments	2,130,385	902,517
Trade accounts receivable (net of allowance for doubtful
accounts – R$ 46,220 and R$ 31,536, respectively)	921,562	763,165
Inventories	103,051	104,565
Taxes recoverable	53,913	43,035
Prepaid expenses	81,711	120,013
Income tax and social contribution	20,153	80,061
Advances to aircraft manufacturers	204,714	100,995
Other receivables	154,307	21,758

	3,773,793	2,229,044

Long-term assets
Income tax and social contribution	11,467	122,995
Deposits in guarantee	130,752	118,660
Judicial deposits	55,593	55,877
Other assets	25,761	12,466

	223,573	309,998

Permanent
Investments
Goodwill	9,679	9,679
Other investments	71	70
Property, plant and equipment	3,409,073	3,507,855

	3,418,823	3,517,855

Total assets	7,416,189	6,056,647

Liabilities and shareholders’ equity	09.30.2006	12.31.2005

Current liabilities
Suppliers	318,421	282,048
Lease payable, including current portion of long-term
obligations under financial lease	325,718	342,983
Short-term debt, including current portion of long-term debt	112,161	118,448
Debentures	32,063	26,109
Taxes and tariffs payable	53,924	35,156
Advance ticket sales	784,067	557,647
Salaries and payroll charges	164,618	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	23,997	27,073
Other accounts payable	167,766	237,613

	2,014,820	1,793,210

Long-term liabilities
Obligations with financial leases	2,129,922	2,502,424
Long-term debt	257,340	151,204
Debentures	523,510	33,244
Re-organization of Fokker 100 fleet	66,593	85,004
Provision for contingencies	726,322	654,101
Deferred gain on sale-leaseback	187,547	213,360
Other liabilities	792	1,905

	3,392,026	3,641,443

Minority interest	2,515	1,843

Shareholders’ equity	1,506,828	620,151

Total liabilities and shareholders’ equity	7,416,189	6,056,647

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2,604,602	2,604,602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial, commercial and other companies			87,653	87,653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE./DEB/2006/033
4 – DATe of CVM registration	12/09/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	01/08/2006
9 – Due date	01/08/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10,000.00
14 – Amount issued (thousands of REAIS )	500,000
15 Quantity of titles issued (units)	50,000
16 – Titles in circulation (units)	50,000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

13.01 - Business Projections

No information is provided.

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders’

	09.30.2006

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,635	97.31	20,370,935	22.44	78,551,570	52.17
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.38
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,807	99.97	22,444,816	24.73	82,220,623	54.61
Mercado (Free Float)	16,998	0.03	68,325,720	75.27	68,342,718	45.39

Capital Total	59,792,805	100.00	90,770,536	100.00	150,563,341	100.00

The Fiscal Council was constituted on January 11.

16.01 - Other Information Considered Relevant by the Company

Shares belonging to members of the Administrative Council and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Administrative Council	6		2		8
Fiscal Council	0		0		0

Total	6		2		8

As part of our wish to show exemplary standards of governance, below we set out below the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100,00

Agropecuária Nova Fronteira Ltda

Included in block of control

	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e
Participações
Included in block of control
	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia Oliveira Amaro
Demenato	31,633	16.66	56,044	16,66	87,677	16.66
Maurício Rolim Amaro	31,634	16.67	56,044	16,66	87,678	16.67
Marcos Adolfo Tadeu Senamo
Amaro	31,633	16.66	56,045	16,67	87,678	16.66
João Francisco Amaro	23	0.01	53	0,02	76	0.01

Total	189,823	100.00	336,318	100,00	526,141	100.00

	09.30.2005

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,635	97.27	22,324,556	26.50	80,505,191	55,88
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,703,984	3.21	4,219,640	2,93
Agropecuária Nova Fronteira
Ltda	79,516	0.13			79,516	0.06
BR Private Eq Fd M Inv AC
CL	2	0.00	17,604,803	20.90	17,604,805	12.22
Brazilian Equity Inv III LLC
– CSFB	16,928	0.03	3,787,684	4.50	3,804,612	2.64
Brazilian Equity LLC – CSFB	4,474	0.01	1,001,322	1.19	1,005,796	0.70
Latin Amer Capit Partn PIV
LLC – CSFB/BPW	2	0.00	1,156,609	1.37	1,156,611	0.80
Latin Amer Capit. Partn II
LLC – CSFB/BPW	2	0.00	4,546,277	5.40	4,546,279	3.16

Total controlling group	59,797,215	99.97	53,125,235	63.06	112,922,450	78.39

Directors			22,222	0.03	22,222	0.01

Free float	19,033	0.03	31,095,757	36.91	31,114,790	21.60

	59,816,248	100.00	84,243,214	100.00	144,059,462	100.00

At September 30, 2005, the Fiscal Council has not yet been constituted.

Shares belonging to members of the Administrative Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Administrative Council	5		2		7

Shares belonging to directors included in the free float section

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors			22,222	0.02	22,222	0.01

As part of our wish to show exemplary standards of governance, below we set out the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,129,344	0.76
Maria Cláudia Oliveira Amaro Demenato	54,705,172	36.98
Maurício Rolim Adolfo Amaro	54,705,172	36.98
Marcos Adolfo Tadeu Senamo Amaro	22,107,938	14.94
João Francisco Amaro	12,085,190	8.17
Shares in Treasury	3,216,284	2.17

Total	147,949,100	100.0

Agropecuária Nova Fronteira Ltda

	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A.
Empr. e
Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	85,152	50.00	168,132	50.00	253,284	50.00
Maria Cláudia Oliveira
Amaro Demenato	28,384	16.67	56,044	16.67	84,428	16.67
Maurício Rolim Amaro	28,384	16.67	56,044	16.67	84,428	16.67
Marcos Adolfo Tadeu
Senamo Amaro	28,384	16.66	56,045	16.66	84,429	16.66

Total	170,301	100.00	336,265	100.00	506,569	100.00

2 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report on the Special Review - Without Exception

Independent accountant’s review report

To the Board of Directors and Shareholders
TAM S.A.
São Paulo - SP

1
We have reviewed the interim financial information (ITR) of TAM S.A. and the interim financial information of this Company and its subsidiaries (interim financial consolidated information) for the three-month period ended September 30, 2006, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2
Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4
Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The individual and consolidated statements of cash flows and the consolidated statement of added value of TAM S.A. and its subsidiaries for the three- month period ended September 30, 2006 are supplementary information to the ITR, and have been included to facilitate additional analysis. These supplementary information were subjected to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

5
The information presented in the management report described as US GAAP (prepared in accordance with accounting principles generally accepted in the United States of America.), has been included to facilitate additional analysis of the Company and its subsidiaries, and it was not reviewed by us.

October 31th, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 – Description	3 – 07/01/06 to 09/30/06	4 - 01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.01	Gross sales and/or services revenue	2,129,815	5,540,864	1,577,273	4,155,441
3.01.01	Air transportation revenue – national	1,545,545	4,110,663	1,227,868	3,207,746
3.01.02	Air transportation revenue – domestic	450,027	1,058,278	278,550	736,496
3.01.03	Other operating sales and/or services revenues	134,243	371,923	70,855	211,199
3.02	Deductions	(99,285)	(264,455)	(70,222)	(185,089)
3.03	Net sales and/or services revenue	2,030,530	5,276,409	1,507,051	3,970,352
3.04	Cost of sales and/or services	(1,257,681)	(3,389,070)	(976,294)	(2,666,494)
3.04.01	Cost of services rendered	(1,257,681)	(3,389,070)	(976,294)	(2,666,494)
3.05	Gross profit	772,849	1,887,339	530,757	1,303,858
3.06	Operating expenses/income	(469,855)	(1,306,039)	(406,791)	(1,115,413)
3.06.01	Selling	(318,694)	(819,027)	(273,796)	(765,014)
3.06.02	General and administrative	(110,058)	(306,403)	(87,946)	(239,352)
3.06.02.01	Directors’ fees	(1,161)	(14,765)	(9,254)	(19,993)
3.06.02.02	Other general and administrative expenses	(108,897)	(291,638)	(78,692)	(219,359)
3.06.03	Financial	(16,335)	(119,856)	(38,130)	(97,928)
3.06.03.01	Financial income	5.847	112,959	6,178	25,951
3.06.03.02	Financial expenses	(22,182)	(232,815)	(44,308)	(123,879)
3.06.04	Other operating income	0	0	0	61
3.06.05	Other operating expenses	(24,768)	(60,753)	(6,919)	(13,180)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 – Description	3 – 07/01/06 to 09/30/06	4 - 01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.07	Operating results	302,994	581,300	123,966	188,445
3.08	Non-operating results	1,347	8,128	2,369	(1,635)
3.08.01	Income	2,919	15,921	4,176	10,249
3.08.02	Expenses	(1,572)	(7,793)	(1,807)	(11,884)
3.09	Profit (loss) before taxes and profit sharing	304,341	589,428	126,335	186,810
3.10	Provision for income tax and social contribution	(82,594)	(176,081)	(55,037)	(80,280)
3.11	Deferred income tax	(26,519)	(33,365)	10,620	15,280
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	195,228	379,982	81,918	121,810
	Number of shares (thousand), excluding treasury stock	2,065	2,065	2,065	2,065
	Net income per share	94.54140	184.01065	39.66973	58.98789
	Loss per share

Subsidiary/Associated Companies

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 - 07/01/06 to 09/30/06	4 - 01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.01	Gross sales and/or services revenue	50,782	137,216	37,760	112,667
3.01.01	Air transportation revenue	42,542	117,370	33,374	99,892
3.01.02	Other operating revenue	8,240	19,846	4,386	12,775
3.02	Deductions	(223)	(837)	(183)	(662)
3.03	Net sbbbales and/or services revenue	50,559	136,379	37,577	112,005
3.04	Cost of sales and/or services	(31,147)	(85,808)	(25,288)	(73,991)
3.04.01	Cost of services rendered	(31,147)	(85,808)	(25,288)	(73,991)
3.05	Gross profit	19,412	50,571	12,289	38,014
3.06	Operating expenses/income	(14,324)	(39,861)	(11,671)	(34,823)
3.06.01	Selling	(10,933)	(30,735)	(8,852)	(27,111)
3.06.02	General and administrative	(1,926)	(5,954)	(2,158)	(6,960)
3.06.02.01	Directors´fees	(171)	(373)	(269)	(854)
3.06.02.02	Other general and administrative	(1,755)	(5,581)	(1,889)	(6,106)
3.06.03	Financial, net	(1,465)	(3,172)	(661)	(752)
3.06.03.01	Financial income	515	1,375	590	1,915
3.06.03.02	Financial expenses	(1,980)	(4,547)	(1,251)	(2,667)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

Subsidiary/Associated Companies

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 - 07/01/06 to 09/30/06	4 - 01/01/06 to 09/30/06	5 - 07/01/05 to 09/30/05	6 - 01/01/05 to 09/30/05
3.07	Operating results	5,088	10,710	618	3,191
3.08	Non-operating results	555	3,393	1,013	(6,652)
3.08.01	Income	1,421	1,176	119	251
3.08.02	Expenses	(866)	2,217	894	(6,903)
3.09	Profit (loss) before taxes and profit sharing	5,643	14,103	1,631	(3,461)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	5,643	14,103	1,631	(3,461)
	Number of shares (thousand), excluding treasury
	stock	88	88	88	88
	Net income per share	64.12500	160.26136	18.53409
	Loss per share				(39,32955)

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial Statements	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Notes to the Interim Information	8
05	01	Comments on Company Performance	61
06	01	Consolidated Balance Sheet - Assets	62
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	63
07	01	Consolidated Statement of Operations	65
08	01	Comments on Consolidated Performance	67
09	01	Investments in Subsidiary and/or Associated Companies	89
10	01	Characteristics of Public or Private Debenture Issues	90
16	01	Other Information Considered Relevant by the Company	92
17	01	Report on Limited Reviews - Without Exception	98
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	100
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	102

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.